NORTH COUNTRY Financial

Annual Report 2003

Table of Contents

To Our Shareholders

NORTH COUNTRY

March 15, 2004

Dear Shareholder:

The challenges and difficulties encountered by the Corporation in 2003 have also served as a catalyst for the implementation of essential cultural and business practice adjustments that were needed to provide a proper foundation for going forward with the Corporation's business on a prudent, safe and sound, profitable basis for the benefit of all Shareholders.

The 2003 financial results, although disappointing, represent an operating loss reduction year over year of $17.1 million; from a loss of $26.7 million in 2002 to a loss of $9.6 million in 2003. We cannot change the results of 2002 or 2003, but we have made adjustments that we believe will have a significant positive impact on the Corporation's overall condition and operating performance in 2004.

We expect major savings in the areas of consulting, legal, collections, accounting, data processing, and branch related expenses in 2004. Management is also taking steps to improve loan and deposit products, strengthen staff, enhance delivery systems and increase marketing efforts in order to foster public confidence and provide better service to existing customers and prospective new customers.

At this point, I will take a moment to discuss with you, in outline form, what has been accomplished since August of 2003 and some of the issues that are pending for 2004 and beyond.

- As I have discussed with you in previous communications, key management staff were put in place during the last half of 2003. Middle management and other staff positions have also been filled and are continuing to be shored-up as necessary. We are striving to have the best prepared people and acquire and provide superior process in order to compete successfully in the marketplace. We know that the right people with the right leadership are primary keys to a successful future.

- An outside, independent and comprehensive Loan Review was conducted in September of 2003 that confirmed the adequacy of the allowance for potential loan and lease losses.

- A detailed Strategic Rehabilitation Plan was developed and adopted during the third quarter of 2003 that addresses the goals, objectives, priorities, and time-lines to improve the financial soundness of the Corporation. Best efforts have and are being made to implement these plans.

- Budgets for 2004 and 2005 have been developed and were approved by the Board of Directors in December of 2003.

- In order to improve the risk profile, reduce related expenses, and comply with regulatory requirements, management recently completed the sale of $25.4 million of nonperforming loans. The result of the transaction had no adverse impact on earnings or further erosion of capital. A portfolio of previously charged-off loans was sold for $1.1 million in December of 2003 with proceeds credited to the Bank's Allowance for Loan and Lease Losses.

To Our Shareholders (continued)

- Initiatives are underway to reduce the geographic "footprint" of the Bank through a combination of sales of branch deposits, branch consolidations, and branch closures that could reduce the total number of branches by nine unprofitable units. These initiatives, if successful, would reduce the number of branches to thirteen, reduce expenses, reduce oversight and management burden, and improve the Bank's Tier I Capital/Asset Ratio. It is hoped these activities can be completed by the end of the second quarter of 2004.

- Management is currently engaged in discussions with investment banking firms to determine the feasibility of recapitalizing the Corporation through various means. Preliminary discussions are also ongoing with regard to the potential sale of control of the Corporation.

- Progress is being made toward further improving the Bank's Internal Auditing function in the areas of work product and scope, cost reduction, Audit Committee involvement, risk assessment, reporting and response, and the tracking/verification process.

- The Bank's Asset/Liability Management function is being expanded and improved by engaging a facilitator who will provide documentation enhancements and expertise that should strengthen the process. This activity includes how we monitor asset and liability balances, maintain liquidity, manage investments, deal with rising and falling interest rates, etc.

- Management continues to work diligently with the Bank's State and Federal Regulators to comply with the Order to Cease and Desist. Progress has and is being made toward this end.

As you can see, a good deal has been accomplished in a relatively short period of time. However, many important issues remain and need to be completed and/or resolved for the Bank to be successful; the most important and critical of which is the acquisition of adequate capital. Without sufficient capital, a successful turn-around and the future viability of the Corporation is threatened. Every effort is being made to address this issue.

While Management cannot guarantee the results of our efforts or the Corporation's future success, you may be assured that Management is continuing to provide the best effort it is capable of every day for the benefit of all Shareholders.

Thank you for your continuing support and loyalty. Please remember that your banking business and that of your family, friends, and business associates is of great importance to the Corporation's future success.

Sincerely,

NORTH COUNTRY FINANCIAL CORPORATION

C. James Bess
President and Chief Executive Officer

Comparative Highlights

Dollars in thousands, except shares outstanding and per share data

BALANCE SHEET STATISTICS	2003	2002
Assets	$422,539	$565,306
Net loans	275,841	410,135
Deposits	305,794	437,494
Shareholders' equity	10,700	20,503
Shares of stock outstanding	7,019,152	7,019,152
Book value per share	1.52	2.92
OPERATING STATISTICS		
Total income	$26,872	$41,227
Total expense	34,131	45,152
Provision for loan losses	-0-	26,658
Income (loss) before income taxes	(7,259)	(30,583)
Net income (loss)	(9,588)	(26,713)
Basic earnings per share	(1.37)	(3.81)
Diluted earnings per share	(1.37)	(3.81)
DIVIDEND SUMMARY (Cash Dividends Declared per Common Share)		
Quarter Ending		
March 31	$.00	$ .10
June 30	.00	.10
September 30	.00	.05
December 31	.00	.00
Total dividends	$.00	$ .25

The above summary should be read in connection with the related consolidated financial statements and notes included elsewhere in this report.

BUSINESS OF THE CORPORATION

North Country Financial Corporation is a registered bank holding company formed under the Bank Holding Company Act of 1956, as amended. The principal assets of the Corporation are its ownership of all of the outstanding capital stock of North Country Bank and Trust, North Country Financial Group, North Country Capital Trust, First Rural Relending Company, and First Manistique Agency. North Country Bank and Trust, headquartered in Manistique, Michigan, provides a full range of commercial and retail banking services to customers in Michigan. North Country Bank and Trust owns North Country Mortgage Company LLC, North Country Employee Leasing Company LLC, and NCB Real Estate Company. North Country Mortgage Company LLC is engaged in the business of mortgage lending and brokering. North Country Employee Leasing Company LLC provides employees to North Country Bank and Trust. NCB Real Estate Company owns several properties used by the Bank. North Country Financial Group is an inactive subsidiary. North Country Capital Trust was formed solely for the issuance of trust preferred securities. First Rural Relending Company is a rural lending corporation. First Manistique Agency has limited activity and was formed for the selling of insurance.

FORM 10-K

A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge by writing the Shareholders' Relations Department, North Country Financial Corporation, 130 South Cedar Street, Manistique, Michigan, 49854.

MARKET SUMMARY

The Corporation's common stock is traded on the Nasdaq Small Cap Market under the symbol NCFC. The Corporation had 1,805 shareholders of record as of March 9, 2004.


ASSETS
(Dollars in Millions)
$ 800
600
400
200
0
1999
2000
2001
2002
2003

ASSETS
Total assets on a consolidated basis decreased by 25% during 2003 to $422.5 million.


SECURITIES
(Dollars in Millions)
$ 100
80
60
40
20
0
1999
2000
2001
2002
2003

SECURITIES
The portfolio of securities increased during 2003 by 25% to $84.8 million.


NET LOANS
(Dollars in Millions)
$ 600
400
200
0
1999
2000
2001
2002
2003

NET LOANS
Total net loans decreased 33% to $275.8 million in 2003.

Five-Year Comparisons (Continued)


DEPOSITS
(Dollars in Millions)
$ 600
500
400
300
200
100
0
1999
2000
2001
2002
2003

DEPOSITS
Total deposits decreased by 30% to $305.8 million.


SHAREHOLDERS' EQUITY
(Dollars in Millions)
$ 60
40
20
0
1999
2000
2001
2002
2003

SHAREHOLDERS' EQUITY
During 2003, shareholders' equity decreased by $9.8 million, or 48%, to $10.7 million.


NET INCOME (LOSS)
(Dollars in Millions)
$ 10
0
-10
-20
-30
1999
2000
2001
2002
2003

NET INCOME (LOSS)
The net loss for 2003 was $9.6 million as compared to $26.7 million for 2002.

INDEPENDENT AUDITOR'S REPORTS
TO THE SHAREHOLDERS OF
NORTH COUNTRY FINANCIAL CORPORATION
MANISTIQUE, MICHIGAN

plante moran

Plante & Moran, PLLC
Bridgewater Place
Suite 600
333 Bridge St. N.W.
Grand Rapids, MI 49504
Tel: 616.774.8221
Fax: 616.774.0702
plantemoran.com

Board of Directors and Shareholders
North Country Financial Corporation
Manistique, Michigan

We have audited the accompanying consolidated balance sheet of North Country Financial Corporation and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations and changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Country Financial Corporation and Subsidiaries as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 10 the Corporation changed its method of accounting for goodwill effective January 1, 2002.

The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in Notes 19 and 26 to the financial statements, the Corporation has suffered significant losses from operations resulting in a decrease to regulatory capital below the minimum required in their Cease and Desist Order. Losses are expected to continue in 2004. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 26. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Plante & Moran, PLLC

Grand Rapids, Michigan
March 24, 2004

WIPFLi LLP

Independent Auditor's Report

Board of Directors and Shareholders
North Country Financial Corporation
Manistique, Michigan

We have audited the accompanying consolidated statement of operations, changes in shareholders' equity, and cash flows of North Country Financial Corporation and Subsidiaries for the year ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of North Country Financial Corporation and Subsidiaries for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

Wipfli LLP

January 25, 2002
Appleton, Wisconsin

Consolidated Balance Sheets

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
December 31, 2003 and 2002
(Dollars in Thousands)

	2003	2002
ASSETS		
Cash and due from banks	$ 7,433	$ 17,542
Federal funds sold	15,600	26,250
Cash and cash equivalents	23,033	43,792
Interest-bearing deposits in other financial institutions	6,048	2,010
Securities available for sale	84,774	67,955
Federal Home Loan Bank stock	4,544	4,375
Total loans	297,846	435,043
Allowance for loan losses	(22,005)	(24,908)
Net loans	275,841	410,135
Premises and equipment	13,747	15,592
Other real estate held for sale	4,356	5,409
Other assets	10,196	16,038
TOTAL ASSETS	$ 422,539	$ 565,306
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Non-interest-bearing deposits	$ 26,179	$ 40,797
Interest-bearing deposits	279,615	396,697
Total deposits	305,794	437,494
Borrowings	87,026	87,815
Subordinated debentures	12,450	12,450
Other liabilities	6,569	7,044
Total liabilities	411,839	544,803
Shareholders' equity:		
Preferred stock – No par value:		
Authorized 500,000 shares, no shares outstanding	-0-	-0-
Common stock – No par value:		
Authorized – 18,000,000 shares		
Issued and outstanding – 7,019,152	16,175	16,175
Retained earnings	(6,502)	3,086
Accumulated other comprehensive income	1,027	1,242
Total shareholders' equity	10,700	20,503
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 422,539	$ 565,306

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2003, 2002, and 2001
(Dollars in Thousands, Except Per Share Data)

	2003	2002	2001
Interest income:			
Interest and fees on loans:			
Taxable	$ 18,999	$ 29,615	$ 41,178
Tax-exempt	1,534	2,256	3,405
Interest on securities:			
Taxable	2,277	3,360	4,725
Tax-exempt	230	266	327
Other interest income	601	472	840
Total interest income	23,641	35,969	50,475
Interest expense:			
Deposits	8,695	12,444	21,205
Borrowings	4,832	5,100	4,814
Subordinated debentures	488	545	823
Total interest expense	14,015	18,089	26,842
Net interest income	9,626	17,880	23,633
Provision for loan losses	-0-	26,658	3,200
Net interest income (loss) after provision for loan losses	9,626	(8,778)	20,433
Other income:			
Service fees	1,529	1,899	1,851
Other loan and lease income	58	1,095	5,540
Net security gains	427	746	1,073
Net gains on sale of loans	136	506	549
Gain on sale of branches	-0-	464	1,386
Other	1,081	548	37
Total other income	3,231	5,258	10,436
Other expenses:			
Salaries, commissions, and related benefits	5,973	7,589	11,882
Furniture and equipment expense	1,367	1,437	1,734
Occupancy expense	1,387	1,629	1,659
Data processing	1,517	1,894	1,609
Accounting, legal, and consulting fees	3,145	1,800	1,435
Loan and deposit expense	1,992	1,111	1,387
Telephone	1,382	1,305	1,153
Impairment loss on intangibles	60	3,647	-0-
Impairment loss on other real estate held for sale	400	2,418	-0-
Loss on sale of premises, equipment, and other real estate held for sale	362	648	349
Advertising expense	182	545	794
Amortization of acquisition intangibles	460	420	1,057
Other	1,889	2,620	1,248
Total other expenses	20,116	27,063	24,307
Income (loss) before provision (credit) for income taxes	(7,259)	(30,583)	6,562
Provision (credit) for income taxes	2,329	(3,870)	788
Net income (loss)	$ (9,588)	$ (26,713)	$ 5,774
Earnings (loss) per share:			
Basic	$ (1.37)	$ (3.81)	$ 0.82
Diluted	$ (1.37)	$ (3.81)	$ 0.82

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2003, 2002, and 2001
(Dollars in Thousands, Except per Share Data)

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 31, 2001	6,993,684	$ 16,029	$ 27,887	$ 701	$ 44,617
Net income			5,774		5,774
Other comprehensive loss:					
Net unrealized loss on securities available for sale				(541)	(541)
Total comprehensive income					5,233
Dividends declared ($.30 per share)			(2,107)		(2,107)
Issuance of common stock	30,533	239			239
Retirement of common stock	(5,065)	(93)			(93)
Balance, December 31, 2001	7,019,152	16,175	31,554	160	47,889
Net loss			(26,713)		(26,713)
Other comprehensive loss:					
Net unrealized gain on securities available for sale				1,082	1,082
Total comprehensive loss					(25,631)
Dividends declared ($.25 per share)			(1,755)		(1,755)
Balance, December 31, 2002	7,019,152	16,175	3,086	1,242	20,503
Net loss			(9,588)		(9,588)
Other comprehensive loss:					
Net unrealized loss on securities available for sale				(215)	(215)
Total comprehensive loss					(9,803)
Balance, December 31, 2003	7,019,152	$ 16,175	$ (6,502)	$ 1,027	$ 10,700

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2003, 2002, and 2001
(Dollars in Thousands)

	2003	2002	2001
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income (loss)	$ (9,588)	$ (26,713)	$ 5,774
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	-0-	26,658	3,200
Provision for impairment of intangible assets	60	3,647	-0-
Provision for impairment of other real estate held for sale	400	2,418	-0-
Provision for impairment of bank premises and equipment	669	-0-	-0-
Provision for depreciation and net amortization	2,546	2,424	2,683
Credit for deferred taxes	(543)	(6,580)	(522)
Net (gains) losses on sales of:			
Securities	(427)	(746)	(1,073)
Premises, equipment, and other real estate held for sale	356	648	349
Branches	-0-	(464)	(1,386)
Change in other assets	6,881	2,291	528
Change in other liabilities	(475)	1,850	(1,481)
Total adjustments	9,467	32,146	2,298
Net cash provided by operating activities	2,499	5,433	8,072
Cash flows from investing activities:			
Net (increase) decrease in interest-bearing deposits in other financial institutions	(4,038)	(492)	(1,518)
Payment for purchases of securities available for sale	(70,680)	(110,582)	(85,917)
Proceeds from sale of securities available for sale	36,601	95,245	74,681
Proceeds from calls and maturities of securities available for sale	15,928	11,234	21,715
Purchase of Federal Home Loan Bank stock	(169)	-0-	(386)
Net decrease in loans	129,589	52,470	30,643
Proceeds from sale of premises, equipment, and other real estate held for sale	4,620	1,912	1,693
Capital expenditures	-0-	(878)	(1,535)
Purchase of other real estate held for sale	-0-	-0-	(763)
Net cash paid for branch sales	-0-	(6,437)	(20,565)
Net cash provided by investing activities	111,851	42,472	18,048

Consolidated Statements of Cash Flows (Continued)

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2003, 2002, and 2001
(Dollars in Thousands)

	2003	2002	2001
Cash flows from financing activities:			
Net decrease in deposits	$ (131,700)	$ (37,487)	$ (26,639)
Net decrease in federal funds purchased	-0-	-0-	(1,800)
Proceeds from borrowings	-0-	-0-	20,000
Principal payments on borrowings	(789)	(734)	(686)
Proceeds from issuance of common stock	-0-	-0-	239
Retirement of common stock	-0-	-0-	(93)
Dividends paid	-0-	(1,755)	(2,107)
Net cash used in financing activities	(132,489)	(39,976)	(11,086)
Net increase (decrease) in cash and cash equivalents	(20,759)	7,929	15,034
Cash and cash equivalents at beginning	43,792	35,863	20,829
Cash and cash equivalents at end	$ 23,033	$ 43,792	$ 35,863
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 14,456	$ 17,943	$ 27,853
Income taxes paid or (refunded)	(2,137)	292	1,175
Noncash investing and financing activities:			
Transfer of foreclosures from loans to other real estate held for sale	4,340	4,705	4,413
Transfer of property from premises and equipment to other real estate held for sale	-0-	1,226	-0-
Lease receivable recorded in sale/leaseback transaction	-0-	154	-0-
Assets and liabilities divested in branch sales:			
Loans	-0-	4	11
Premises and equipment	-0-	665	705
Other assets	-0-	-0-	89
Deposits	-0-	7,547	22,720
Other liabilities	-0-	23	36

See accompanying notes to consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of North Country Financial Corporation (the "Corporation") and Subsidiaries conform to accounting principles generally accepted in the United States and prevailing practices within the banking industry. Significant accounting policies are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, North Country Bank and Trust (the "Bank"), North Country Financial Group and other minor subsidiaries, after elimination of intercompany transactions and accounts.

Nature of Operations

The Corporation's and the Bank's revenues and assets are derived primarily from banking activities. The Bank's primary market area is the upper peninsula and the northern portion of the lower peninsula of Michigan. The Bank provides to its customers commercial, real estate, agricultural, and consumer loans, as well as a variety of traditional deposit products. A significant portion of the Bank's commercial loan portfolio consists of leases to commercial and governmental entities, which are secured by various types of equipment. These leases are dispersed geographically throughout the country. Approximately 1% of the Corporation's business activity is with Canadian customers and denominated in Canadian dollars.

While the Corporation's chief decision makers monitor the revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate, deferred tax assets, impairment of intangible assets and goodwill.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, non-interest-bearing deposits in correspondent banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Securities

The Corporation's securities are classified and accounted for as securities available for sale. These securities are stated at fair value. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized holding gains and losses, on securities available for sale are reported as accumulated other comprehensive income within shareholders' equity until realized.

Gains and losses on the sale of securities are recorded on the trade date and determined using the specific-identification method.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank (FHLB) system, the Bank is required to hold stock in the FHLB based on the anticipated level of borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

Interest Income and Fees on Loans

Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Interest income on impaired and nonaccrual loans is recorded on the cash basis. Loan-origination fees are credited to income when received and the related loan-origination costs are expensed as incurred. Management has determined that the deferral of loan fees and costs would not be material.

Allowance for Loan Losses

The allowance for loan losses includes specific allowances related to commercial loans, which have been judged to be impaired. A loan is impaired when, based on current information, it is probable that the Corporation will not collect all amounts due in accordance with the contractual terms of the loan agreement. These specific allowances are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The Corporation continues to maintain a general allowance for loan losses for loans not considered impaired. The allowance for loan losses is maintained at a level which management believes is adequate to provide for possible loan losses. Management periodically evaluates the adequacy of the allowance using the Corporation's past loan loss experience, known and inherent risks in the portfolio, composition of the portfolio, current economic conditions, and other factors. The allowance does not include the effects of expected losses related to future events or future changes in economic conditions. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change. Loans are charged against the allowance for loan losses when management believes the collectability of the principal is unlikely. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgments of collectability.

In management's opinion, the allowance for loan losses is adequate to cover probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio as of the balance sheet date.

Other Real Estate Held for Sale

Other real estate held for sale consists of assets acquired through, or in lieu of, foreclosure and other long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Other real estate held for sale is initially recorded at the lower of cost or fair value, less costs to sell, establishing a new cost basis. Valuations are periodically performed by management, and the assets' carrying value is adjusted to the lower of cost basis or fair value less costs to sell. Impairment losses are recognized for any initial or subsequent write-downs. Net revenue and expenses from operations of other real estate held for sale is included in other expense.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of premises and equipment are reflected in income. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Intangible Assets and Goodwill

Intangible assets attributable to the value of core deposits and the excess of purchase price over fair value of net assets (goodwill) acquired are stated at cost less accumulated amortization. The core deposit premium is amortized on a straight-line basis over a period of ten years and is subject to an annual impairment test based on the change in deposit base. Prior to 2002, goodwill was being amortized over a period of 15 years. During 2002 goodwill was written off in its entirety. (Note 10).

The Corporation reviews intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset. Adjustments are recorded if it is determined that the benefit of the intangible asset has decreased.

Advertising Costs

Advertising costs are expensed as incurred.

Earnings per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and deferred stock compensation agreements.

Stock Option Plans

The Corporation sponsors three stock option plans. One plan was approved during 2000 and applies to officers, employees, and nonemployee directors. A total of 500,000 shares were made available for grant under this plan. The other two plans, one for officers and employees and the other for nonemployee directors, were approved in 1997. A total of 600,000 shares were made available for grant under these plans. Options under all of the plans are granted at the discretion of a committee of the Corporation's Board of Directors. Options to purchase shares of the Corporation's stock are granted at a price equal to the market price of the stock at the date of grant. The committee determines the vesting of the options when they are granted as established under the plan.

The fair value of each option granted is estimated on the grant date using the Black-Scholes methodology. The following assumptions were made in estimating fair value for options granted for the years ended December 31, 2003 and 2001. There were no options granted in 2002.

	2003	2002	2001
Dividend yield	0.00%	N/A	3.90%
Risk-free interest rate	1.25%		1.62%
Weighted average expected life (years)	7.0%		7.0%
Expected volatility	29.85%		32.07%

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The weighted average fair value of options granted as of their grant date, using the assumptions shown above, was computed at $2.69 per share for options granted in 2001 and $.72 per share in 2003. Options granted in 2003 were forfeited as a result of the grantee's resignation.

The Corporation accounts for stock options using the intrinsic value method. For all options granted, the intrinsic value was zero; therefore, no compensation cost has been recognized for the plans. Had compensation cost been determined on the basis of fair value, net income and earnings per share would have been reduced for the years ended December 31 (dollars in thousands, except per share data) as follows:

	2003	2002	2001
Net income (loss):			
As reported	$ (9,588)	$ (26,713)	$ 5,774
Total stock-based compensation expense determined under fair value-based method, net of tax	(36)	(94)	(461)
Pro forma	$ (9,624)	$ (26,807)	$ 5,313
Earnings (loss) per share - Basic:			
As reported	$ (1.37)	$ (3.81)	$ 0.82
Pro forma	$ (1.37)	$ (3.82)	$ 0.76
Earnings (loss) per share - Diluted:			
As reported	$ (1.37)	$ (3.81)	$ 0.82
Pro forma	$ (1.37)	$ (3.82)	$ 0.76

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are recognized as a separate component of equity, accumulated other comprehensive income (loss).

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax asset and liability.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and indemnifications. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair or market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to guarantees accounted for as derivatives. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of this interpretation did not have a material effect on the Corporation's financial Statements. See Note 22 for the disclosures currently required under FIN 45.

Reclassifications

Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the 2003 presentation.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets acquired outside of a business combination should be initially recognized. SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Other intangible assets with a finite life will be amortized over their useful life. Goodwill and other intangible assets with indefinite useful lives shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The effect of the adoption of SFAS No. 142 and SFAS No. 147 is detailed in Note 10.

In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," as an amendment to SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Corporation does not currently anticipate voluntarily changing to the fair value based method of accounting for stock-based employee compensation; therefore, this statement has disclosure only impact on the consolidated financial statements.

SFAS No 149 – In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group (DIG) and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adoption of this Standard did not have a material effect on the Corporation's financial statements.

SFAS No. 150 – In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003. Adoption of this Standard had no financial statement impact to the Corporation.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

FIN 46 – In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". This Interpretation clarifies the application of ARB No. 51, "Consolidated Financial Statements", for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. The Corporation early adopted the provisions of FIN 46 related to the consolidation of one wholly-owned finance entity involved in the issuance of trust preferred securities. Effective July 1, 2003, the Corporation de-consolidated the wholly-owned issuing trust entity. The result of the de-consolidation had no impact to the financial statements of the Corporation.

NOTE 3 – ACQUISITIONS AND DIVESTITURES

In July 2001, the Corporation sold deposits and certain assets of the St. Ignace and Mackinaw Island branches and in November 2001, sold deposits and certain assets of the Curtis and Naubinway branches. Deposits of $22,720,000, other liabilities of $36,000, and assets of $805,000 were divested in transactions that resulted in a gain on sale of $1,386,000.

In November 2002, the Corporation sold deposits and certain assets of the branch in Menominee. Deposits of $7,547,000, other liabilities of $23,000, and assets of $669,000 were divested in the transaction which resulted in a net gain on sale of $464,000.

NOTE 4 – RESTRICTIONS ON CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the amount of $682,000 were restricted on December 31, 2003 to meet the reserve requirements of the Federal Reserve System.

In the normal course of business, the Corporation maintains cash and due from bank balances with correspondent banks. Balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limited of $100,000. Management believes that these financial institutions have strong credit ratings and the credit risk related to these deposits is minimal.

NOTE 5 – SECURITIES AVAILABLE FOR SALE

The carrying value and estimated fair value of securities available for sale are as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003				
U S Agencies	$ 36,017	$ 208	$ -0-	$ 36,225
Obligations of states and political subdivisions	3,772	333	-0-	4,105
Corporate securities	666	42	-0-	708
Mortgage-related securities	43,292	446	2	43,736
Total securities available for sale	$ 83,747	$ 1,029	$ 2	$ 84,774
December 31, 2002				
Obligations of states and political subdivisions	5,172	460	-0-	5,632
Corporate securities	10,593	701	30	11,264
Mortgage-related securities	50,355	704	-0-	51,059
Total securities available for sale	$ 66,120	$ 1,865	$ 30	$ 67,955

Following is a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses for the years ended December 31 (dollars in thousands):

	2003	2002	2001
Proceeds from sale of securities	$ 36,601	$ 95,245	$ 74,681
Gross gains on sales	588	799	1,116
Gross losses on sales	161	53	43

The carrying value and estimated fair value of securities available for sale at December 31, 2003, by contractual maturity, are shown below (dollars in thousands). Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 226	$ 226
Due after one year through five years	36,802	37,073
Due after five years through ten years	450	495
Due after ten years	2,977	3,244
Subtotal	40,455	41,038
Mortgage-related securities	43,292	43,736
Total	$ 83,747	$ 84,774

The carrying value and estimated fair value of securities pledged to secure treasury deposits was $991,000, as of December 31, 2003. See Note 12 for information on securities pledged to secure borrowings from the Federal Home Loan Bank.

NOTE 6 – LOANS

The composition of loans at December 31 (dollars in thousands) is as follows:

	2003	2002
Commercial real estate	$ 39,571	$ 61,556
Commercial, financial, and agricultural	203,393	290,371
One- to four-family residential real estate	51,120	74,366
Consumer	3,195	5,706
Construction	567	3,044
Total loans	$ 297,846	$ 435,043

An analysis of the allowance for loan losses for the years ended December 31 (dollars in thousands) is as follows:

	2003	2002	2001
Balance, January 1	$ 24,908	$ 10,444	$ 9,454
Provision for loan losses	-0-	26,658	3,200
Recoveries on loans	4,053	376	748
Loans charged off	(6,956)	(12,570)	(2,958)
Balance, December 31	$ 22,005	$ 24,908	$ 10,444

The aggregate amount of nonperforming residential and consumer loans was approximately $2,047,000 and $2,212,000 at December 31, 2003 and 2002, respectively. Nonperforming loans are those which are contractually past due 90 days or more as to interest or principal payments, on nonaccrual status, or loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. The interest income recorded and that which would have been recorded had residential and consumer nonaccrual and renegotiated loans been current or not troubled, are not material to the consolidated financial statements for the years ended December 31, 2003 and 2002. The nonperforming commercial loans are reflected in the information regarding impaired loans.

Information regarding impaired loans (dollars in thousands) is as follows:

As of December 31:

	2003	2002	2001
Total impaired loans	$ 43,827	$ 51,602	$ 25,524
Impaired loans with a valuation allowance	39,993	51,331	25,524
Impaired loans on nonaccrual	36,646	23,992	3,055
Valuation allowance related to impaired loans	7,648	6,739	3,708

For the years ended December 31:

	2003	2002	2001
Average investment in impaired loans	$ 46,693	$ 25,073	$ 23,154
Interest income recognized during impairment	1,307	1,120	1,521
Interest income that would have been recognized on an accrual basis	2,793	1,653	1,597
Cash-basis interest income recognized	718	531	1,072

NOTE 6 - LOANS (CONTINUED)

The Bank, in the ordinary course of business, grants loans to the Corporation's executive officers and directors, including their families and firms in which they are principal owners. Activity in such loans is summarized below (dollars in thousands).

	2003	2002
Loans outstanding, January 1	$ 10,987	$ 16,625
New loans	-0-	1,645
Repayment	(4,480)	(991)
Increase related to new executive officers and new directors	98	-0-
Decrease related to retired executive officers and directors	(91)	(6,292)
Loans outstanding, December 31	$ 6,514	$ 10,987

Two related-party loans had balances of approximately $6,055,000 and $0 at December 31, 2003 and $6,608,000 and $3,025,000 at December 31, 2002. Loans to related-parties of approximately $0 and $9,182,000 were classified substandard at December 31, 2003 and 2002, respectively.

Late in March 2004, the Corporation sold $25.4 million of loans which were primarily nonperforming. Refer to Management's Discussion and Analysis for additional information regarding this sale.

NOTE 7 - PREMISES AND EQUIPMENT

Details of premises and equipment at December 31 (dollars in thousands) is as follows:

	2003	2002
Land	$ 2,503	$ 2,503
Buildings and improvements	13,424	13,745
Furniture, fixtures, and equipment	9,705	9,995
Totals	25,632	26,243
Less - Accumulated depreciation and amortization	11,885	10,651
Net book value	$ 13,747	$ 15,592

Depreciation and amortization of premises and equipment charged to operating expenses amounted to $1,378,000 in 2003, $1,633,000 in 2002, and $1,672,000 in 2001.

NOTE 8 - OTHER REAL ESTATE HELD FOR SALE

An analysis of other real estate held for sale for the years ended December 31 (dollars in thousands) is as follows :

	2003	2002	2001
Balance, January 1	$ 5,409	$ 4,211	$ 908
Additions:			
Through, or in lieu of, foreclosure	4,340	4,705	4,413
Previously held	-0-	1,226	-0-
Newly acquired	-0-	-0-	763
Impairment losses	(848)	(2,418)	-0-
Other real estate sold	(4,545)	(2,315)	(1,873)
Balance, December 31	$ 4,356	$ 5,409	$ 4,211

NOTE 9 – INTANGIBLE ASSET

Included in other assets are core deposit premiums acquired through acquisitions. These core deposit premiums are considered an intangible asset. The carrying amount of the intangible asset for the years ended December 31 (dollars in thousands) is as follows:

	2003		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit premium	$ 5,403	$ 4,336	$ 5,403	$ 3,816

The aggregate amortization expense for the years ended December 31, 2003, 2002, and 2001 was $520,000, $420,000, and $519,000, respectively.

The following table shows the estimated future amortization expense for the intangible asset. The projections of amortization expense are based on existing asset balances as of December 31, 2003 (dollars in thousands).

2004	$ 346
2005	219
2006	174
2007	140
2008	134
Thereafter	54
Total	$ 1,067

NOTE 10 – GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31 (dollars in thousands) are as follows:

	2003	2002	2001
Balance, January 1	$ -0-	$ 3,647	$ 4,184
Goodwill acquired	-0-	-0-	-0-
Amortization	-0-	-0-	(537)
Impairment loss	-0-	(3,647)	-0-
Balance, December 31	$ -0-	$ -0-	$ 3,647

As required by SFAS No. 142, adopted January 1, 2002, the Corporation is required to perform an annual impairment test on goodwill. The impairment test is based in large part on a comparison of the fair value of the Corporation's outstanding stock, with the carrying value of its net assets. During the fourth quarter of 2002, events occurred which were determined to more likely than not reduce the fair value of the Corporation. Therefore, as required by SFAS No. 142, an additional impairment test was completed. This test resulted in an identified potential impairment. Based on the size of the identified potential impairment, the entire balance of goodwill as of the beginning of the year was determined to be impaired and the impairment loss shown in the table above was recorded.

NOTE 10 – GOODWILL (CONTINUED)

The following table illustrates the effect amortization of goodwill had on net income previous to the adoption of SFAS No. 142 for the years ended December 31 (dollars in thousands, except for share data):

	2003	2002	2001
Net income (loss)	$ (9,588)	$ (26,713)	$ 5,774
Goodwill amortization, net of tax	-0-	-0-	487
Adjusted net income (loss)	$ (9,588)	$ (26,713)	$ 6,261
Adjusted basic earnings per share	$ (1.37)	$ (3.81)	$ .89
Adjusted diluted earnings per share	$ (1.37)	$ (3.81)	$ .89

NOTE 11 – DEPOSITS

The distribution of deposits at December 31 (dollars in thousands) is as follows:

	2003	2002
Non-interest-bearing demand deposits	$ 26,179	$ 40,797
Savings, money market, and interest-bearing demand deposits	91,835	159,297
Time deposits	187,780	237,400
Total deposits	$ 305,794	$ 437,494

As of December 31, 2003, $2.4 million of deposits are from Canadian customers. Non-brokered time deposits of $100,000 or more were $18,599,000 and $37,386,000 at December 31, 2003 and 2002, respectively. Interest expense on non-brokered time deposits of $100,000 or more was $785,000, $1,510,000, and $2,731,000, for the years ended December 31, 2003, 2002, and 2001, respectively.

Maturities of time deposits outstanding at December 31, 2003, (dollars in thousands) are as follows:

2004	$ 120,445
2005	39,058
2006	20,865
2007	6,160
2008	-0-
Thereafter	1,252
	$ 187,780

NOTE 12 – BORROWINGS

Borrowings consist of the following at December 31 (dollars in thousands):

	2003	2002
Federal Home Loan Bank:		
Fixed-rate advance at 7.37%, maturing April 15, 2004	$ 64	$ 79
Fixed-rate advance at 7.59%, maturing May 17, 2004	112	139
Fixed-rate advance at 6.35%, maturing July 7, 2004	1,000	1,000
Fixed-rate advance at 6.50%, maturing October 17, 2005	904	1,295
Fixed-rate advance at 7.06%, maturing May 15, 2006	3,395	3,685
Convertible - Fixed-rate advance at 5.49%, callable quarterly, maturing June 23, 2008	10,000	10,000
Convertible - Fixed-rate advance at 5.66%, callable quarterly, maturing October 21, 2009	10,000	10,000
Convertible - Fixed-rate advance at 6.22%, callable quarterly, maturing February 22, 2010	10,000	10,000
Convertible - Fixed-rate advance at 6.50%, callable quarterly, maturing June 22, 2010	10,000	10,000
Convertible - Fixed-rate advance at 5.99%, callable quarterly, maturing June 23, 2010	5,000	5,000
Convertible - Fixed-rate advance at 4.98%, callable quarterly, maturing December 20, 2010	5,000	5,000
Convertible - Fixed-rate advance at 5.16%, callable quarterly, maturing December 28, 2010	10,000	10,000
Convertible - Fixed-rate advance at 4.50%, callable quarterly, maturing January 10, 2011	10,000	10,000
Convertible - Fixed-rate advance at 4.35%, callable quarterly, maturing February 5, 2011	10,000	10,000
	85,475	86,198
Farmers Home Administration:		
Fixed-rate note payable to Farmers Home Administration, maturing August 24, 2024, interest payable at 1%	1,551	1,617
Total borrowings	$ 87,026	$ 87,815

The FHLB has the option to convert the above listed convertible - fixed-rate advances to adjustable rate advances, repricing quarterly at three month LIBOR Flat, on the original call date and quarterly thereafter.

NOTE 12 – BORROWINGS (CONTINUED)

Maturities of borrowings outstanding at December 31, 2003, (dollars in thousands) are as follows:

2004	$ 1,176
2005	904
2006	3,395
2007	-0-
2008	-0-
Thereafter	81,551
Total	$ 87,026

The Federal Home Loan Bank borrowings are collateralized at December 31, 2003, by the following: a collateral agreement on the Corporation's one- to four-family residential real estate loans with a book value of approximately $43,280,000; commercial real estate leases with a book value of approximately $25,174,000; U.S. government agency and mortgage-backed securities with an amortized cost and estimated fair value of $58,287,000 and $58,765,000, respectively; an interest-bearing deposit in the amount of $5,031,000; and Federal Home Loan Bank stock owned by the Bank totaling $4,543,800. Prepayment of the advances is subject to the provisions and conditions of the credit policy of the Federal Home Loan Bank of Indianapolis in effect as of December 31, 2003.

The U.S.D.A. Rural Development borrowing is collateralized by loans totaling $757,000 originated and held by the Corporation's wholly owned subsidiary, First Rural Relending, an assignment of a demand deposit account in the amount of $935,000, and guaranteed by the Corporation.

NOTE 13 – INCOME TAXES

The components of the federal income tax provision (credit) for the years ended December 31 (dollars in thousands) are as follows:

	2003	2002	2001
Current tax expense (credit)	$ (111)	$ (4,290)	$ 1,310
Deferred tax credit	(543)	(6,580)	(522)
Change in valuation allowance	2,983	7,000	-0-
Total provision (credit) for income taxes	$ 2,329	$ (3,870)	$ 788

A summary of the source of differences between income taxes at the federal statutory rate and the provision (credit) for income taxes for the years ended December 31 (dollars in thousands) is as follows:

	2003	2002	2001
Tax expense (credit) at statutory rate	$ (2,468)	$ (10,398)	$ 2,231
Increase (decrease) in taxes resulting from:			
Tax-exempt interest	(540)	(777)	(1,115)
Intangible asset amortization and impairment	10	690	147
Change in valuation allowance	2,983	7,000	-0-
Minimum Tax	1,313	-0-	-0-
Other	1,031	(385)	(475)
Provision (credit) for income taxes	$ 2,329	$ (3,870)	$ 788

NOTE 13 – INCOME TAXES (CONTINUED)

Included in the total provision for income taxes are expenses of $145,000, $254,000, and $365,000 for the years ended December 31, 2003, 2002, and 2001, respectively, related to security transactions.

Deferred income taxes are provided for the temporary differences between the financial reporting and tax bases of the Corporation's assets and liabilities. The major components of net deferred tax assets at December 31 (dollars in thousands) are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 7,482	$ 8,032
Deferred compensation	436	445
Intangible assets	638	588
Other real estate	173	561
Alternative Minimum Tax Credit	1,313	-0-
Tax credit carryovers	138	230
Other	24	48
Total deferred tax assets	10,204	9,904
Valuation allowance	(9,983)	(7,000)
Deferred tax liabilities:		
Depreciation	(221)	(449)
Unrealized gain on securities available for sale	-0-	(593)
Other	-0-	(15)
Total deferred tax liabilities	(221)	(1,057)
Net deferred tax asset (liability)	$ -0-	$ 1,847

A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized. At December 31, 2003 and 2002, the Corporation established a valuation allowance against the net deferred tax asset which would require future taxable income in order to be utilized. The Corporation has a net operating loss carry forward for tax purposes of approximately $5.6 million which could only be benefited if the Corporation returns to profitability. This net operating loss carryforward will expire in the 2023 tax year.

NOTE 14 – OPERATING LEASES

The Corporation leases space at six branch offices. The leases, expiring during the next three years, are classified as operating leases. Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following:

	Operating Leases
2004	$ 124,599
2005	58,368
2006	22,176
Total	$ 205,143

Rent expense for all operating leases amounted to $232,000 in 2003, $295,000 in 2002, and $363,000 in 2001.

NOTE 15 – RETIREMENT PLAN

The Corporation has established a 401(k) profit sharing plan. Employees who have completed three months of service and attained the age of 18 are eligible to participate in the plan. Eligible employees can elect to have a portion, not to exceed 15%, of their annual compensation paid into the plan. In addition, the Corporation may make discretionary contributions into the plan. Retirement plan contributions charged to operations totaled $78,000, $140,000, and $180,000 for 2003, 2002, and 2001, respectively.

NOTE 16 – DEFERRED COMPENSATION PLANS

As an incentive to retain key members of management and directors, the Corporation has a deferred compensation plan, with benefits based on the number of years the individuals have served the Corporation. A liability is recorded on a present value basis and discounted using the rates in effect at the time the deferred compensation agreement is entered into. The liability may change depending upon changes in long-term interest rates. The liability at December 31, 2003 and 2002, for vested benefits under this plan was $1,335,000 and $1,373,000 respectively. The Corporation maintains life insurance policies on the plan participants. Death benefits received from the life insurance policies will be used to offset the obligations under the plan. The cash surrender value of the policies was $1,635,000 and $1,274,000 at December 31, 2003 and 2002, respectively.

The Corporation sponsored a deferred stock compensation plan for directors, which was terminated in January 2001. Directors were allowed to defer their directors' fees under the plan. The deferred compensation was computed as stock equivalents as the compensation was earned. Upon termination of the plan, directors received the deferred compensation in the form of common stock or cash.

Deferred compensation expense for the plans was $157,000, $266,000 and $104,000 for 2003, 2002 and 2001 respectively.

NOTE 17 – SUBORDINATED DEBENTURES

The Corporation owns a Delaware business trust, North Country Capital Trust (the "Trust"). The Trust exists solely to issue capital securities. Prior to the adoption of FIN 46, the Corporation consolidated this entity as a result of its ownership of the outstanding common securities. This entity meets the FIN 46 definition of a VIE, but the Corporation is not the primary beneficiary in the entity. As such, the Corporation deconsolidated this entity in 2003. The Trust has issued trust preferred securities and invested the net proceeds in subordinated debentures issued to the Trust by the Corporation. The subordinated debentures are the sole asset of the Trust. The Corporation, through guarantees and agreements, has fully and unconditionally guaranteed all of the Trust's obligations under the trust preferred securities. The Federal Reserve Board has accorded the trust preferred securities Tier I capital status up to 25% of Tier I capital.

The trust preferred securities carry a floating rate of the three-month LIBOR plus 2.5% and have a stated maturity date of May 14, 2029. The rate at December 31, 2003, was 3.68%. The securities are redeemable at par after May 14, 2009. Distributions on the trust preferred securities are payable quarterly on February 14, May 14, August 14, and November 14. The trust preferred subordinated debenture agreement allows for the suspension of these payments for up to 20 quarters. Management deferred the quarterly payments due from November 14, 2002 through December 31, 2003, and anticipates deferring all of the payments due in 2004.

NOTE 18 – EARNINGS (LOSS) PER SHARE

Earnings (loss) per share are based upon the weighted average number of shares outstanding. There was no impact of option shares on the calculation of dilutive earnings per share since all of the options outstanding were antidilutive. The following shows the computation of basic and diluted earnings (loss) per share for the years ended December 31 (dollars in thousands, except per share data):

	Net Income (Loss)	Weighted Average Number of Shares	Earnings (Loss) per Share
2003			
Loss per share - Basic and diluted	$ (9,588)	7,019,152	$ (1.37)
2002			
Loss per share – Basic and diluted	$ (26,713)	7,019,152	$ (3.81)
2001			
Earnings per share - Basic	$ 5,774	7,018,921	$ 0.82
Effect of stock options - Net		2,414	
Effect of deferred stock compensation		319	
Earnings per share - Diluted	$ 5,774	7,021,654	$ 0.82

NOTE 19 – REGULATORY MATTERS

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management has determined that, as of December 31, 2003, the Corporation is undercapitalized.

To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. In addition, federal banking regulators have established capital classifications beyond the minimum requirements in order to risk-rate deposit insurance premiums and to provide trigger points for prompt corrective action. As of December 31, 2003, the Bank is also undercapitalized. As a result of this classification, the Bank's premiums for deposit insurance increased in 2003.

NOTE 19 – REGULATORY MATTERS (CONTINUED)

The Corporation's and the Bank's actual and required capital amounts and ratios as of December 31 (dollars in thousands) are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003						
Total capital (to risk-weighted assets):						
Consolidated	$ 21,730	7.2%	≥$ 24,144	≥ 8.0%	N/A	
North Country Bank & Trust	$ 24,973	8.3%	≥$ 24,070	≥ 8.0%	≥$ 30,088	≥ 10.0%
Tier I capital (to risk-weighted assets):						
Consolidated	$ 10,865	3.6%	≥$ 17,244	≥ 4.0%	N/A	
North Country Bank & Trust	$ 20,967	6.9%	≥$ 12,155	≥ 4.0%	≥$ 18,232	≥ 6.0%
Tier I capital (to average assets):						
Consolidated	$ 10,865	2.5%	≥$ 23,837	≥ 4.0%	N/A	
North Country Bank & Trust	$ 20,967	4.8%	≥$ 17,472	≥ 4.0%	≥$ 21,840	≥ 5.0%
2002						
Total capital (to risk-weighted assets):						
Consolidated	$ 35,232	8.2%	≥$ 34,487	≥ 8.0%	N/A	
North Country Bank & Trust	$ 34,048	7.9%	≥$ 34,328	≥ 8.0%	≥$ 42,910	≥ 10.0%
Tier I capital (to risk-weighted assets):						
Consolidated	$ 22,824	5.3%	≥$ 17,244	≥ 4.0%	N/A	
North Country Bank & Trust	$ 28,443	6.6%	≥$ 17,164	≥ 4.0%	≥$ 25,746	≥ 6.0%
Tier I capital (to average assets):						
Consolidated	$ 22,824	3.8%	≥$ 23,837	≥ 4.0%	N/A	
North Country Bank & Trust	$ 28,443	4.8%	≥$ 23,736	≥ 4.0%	≥$ 29,670	≥ 5.0%

The Bank is restricted, by banking regulations, from making dividend distributions above prescribed amounts. At December 31, 2003, the Bank was not authorized to pay dividends to the Corporation without prior regulatory approval. Additionally, due to restrictions in the trust preferred documents, dividends are prohibited during the period in which interest payments are deferred

In October, 2001, the Bank was notified by the FDIC that it is a "troubled institution" within the meaning of FDIC regulations. As a troubled institution, the Bank is required to notify the FDIC 30 days prior to the addition or replacement of a Board member and the employment or changes in responsibilities of a senior executive officer.

NOTE 19 – REGULATORY MATTERS (CONTINUED)

In September, 2002, a regularly-scheduled safety and soundness examination of the Bank was conducted by its principal regulators, the Michigan Office of Financial and Insurance Services ("OFIS") and the FDIC. During the course of that examination, the FDIC, the OFIS, and the Federal Reserve Bank of Chicago ("FRB") requested that the Corporation and the Bank take certain actions, including suspending the payment of dividends and conserving the liquidity of the Corporation.

In response to the concerns expressed by the regulators, the Board of Directors of the Corporation and the Bank adopted resolutions providing for prior regulatory approval of the declaration or payment of any dividend by the Corporation or the Bank, and suspension of interest payments by the Corporation in connection with its trust preferred securities.

The agreements relating to the trust preferred securities allow for the suspension of payments for up to 20 quarters. Therefore, the suspension of the interest payments does not violate the agreement. However, while interest payments are suspended, no dividends can be paid on the Corporation's common stock, and certain other restrictions apply. These other restrictions include a prohibition on the sale of assets except in the ordinary course of business or in immaterial amounts.

Following the completion of the regularly-scheduled safety and soundness examination of the Bank by the FDIC and the OFIS in November, 2002, and the Bank's receipt of the related Report of Examination ("Report"), the FDIC and the OFIS, with the consent of the Bank, on March 26, 2003, entered a formal order (the "Order") under Federal and State banking laws. The Order became effective on April 5, 2003, and will remain in effect until modified or terminated by action of the FDIC and the OFIS. The Order identifies deficiencies in the Bank's policies and procedures for safe and sound operation, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board of Governors of the Federal Reserve System (the "Board"), the FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Order also requires the Bank to maintain specified capital ratios during the life of the Order.

As of December 31, 2003, the Bank's capital ratios do not meet the minimum requirements of the Order. Following is a summary of the strategies which management is considering in order to restore the Bank's capital to the levels required by the Order.

The Order requires the Bank and its directors to take specific steps, within time periods specified in the Order, to address the operational deficiencies, including certain violations of law and regulations, identified by the FDIC and the OFIS in the Order and the Report. Among other things, the Bank must establish, and submit to the FDIC and the OFIS for comment, written plans (i) to reduce the Bank's risk position with respect to certain classified loans identified in the Report or any subsequent Report of Examination during the life of the Order, (ii) to reduce identified concentrations of loans to one industry in excess of 100% of the Bank's Tier 1 capital, (iii) to reduce and collect delinquent loans, (iv) to eliminate the classified amounts of loans to directors, executive officers, principal shareholders of the Bank and their respective related interests, (v) to address the Bank's relationship of volatile liabilities to temporary investments, rate sensitivity objectives, and asset/liability management, (vi) setting forth the Bank's strategic plan, including financial goals and strategies to maintain adequate capital and liquidity, to reduce problem loans, and to attract and keep qualified management, (vii) covering the policies and procedures for review and approval of reimbursement of customer entertainment and business development expenses of the Bank's directors, officers and employees, (viii) for a realistic budget for calendar year 2003 and each subsequent year during the life of the Order, including strategies to improve the Bank's net interest margin, (ix) to reduce the Bank's portfolio of other real estate owned as a result of foreclosure or surrender of collateral for loans, and (x) to address procedures for the directors to monitor, and management to implement, the requirements of the Order.

The Order further requires the Bank and its directors to take the following specific steps, again within time periods specified in the Order. For the calendar quarters ending March 31, 2003, and June 30, 2003, the Bank must have a ratio of Tier 1 capital to total assets ("Tier 1 Capital Ratio") equal to at least 6.4%. Commencing with the calendar quarter ending September 30, 2003, and for each calendar quarter thereafter, the Bank must have a Tier 1 Capital Ratio equal to at least 8.0%. If the Bank's Tier 1 Capital Ratio is below the required percentage for any such quarter, the Bank must take steps to

NOTE 19 – REGULATORY MATTERS (CONTINUED)

bring its Tier 1 Capital Ratio to the required level within 60 days. The Order also requires the Bank to maintain its total risk-based capital ratio at 10.0% or greater for each calendar quarter ending after the effective date of the Order. If the Bank's total risk-based capital ratio for any such quarter is less than 10.0%, the Bank must take steps to bring its total risk-based capital ratio to the required level within 60 days.

Further actions the Bank must take within periods specified in the Order include correcting all deficiencies noted in the Report with respect to certain categories of loans, and all technical exceptions and all violations of law noted in the Report. The Bank's loan committee, which must include at least three outside directors who are independent of management and any principal shareholder, is required to meet at least monthly, and to act with respect to specified categories of loans and loan applications, including all such applications involving directors and executive officers of the Bank and their respective related interests. The Bank's Board of Directors is required to review and revise the Bank's written loan policy, to submit the revised policy to the FDIC and OFIS for review and comment, and to conduct an annual review of the policy. The Bank's Board of Directors is also required to review and revise the Bank's investment policy, and to submit the revised policy for comment to the FDIC and the OFIS. The Order mandates the Bank's Board of Directors (i) to adopt resolutions acknowledging the Bank's designation as a troubled institution by the FDIC, (ii) to review all agreements for the provision of goods and services between the Bank and any of its current or former directors, officers, or employees, and their respective related interests, and to determine whether such agreements remain in the best interest of the Bank, and (iii) to seek restitution from Ronald G. Ford of all amounts paid by the Bank pursuant to the Chairman Agreement entered into as of April 12, 2002, between Mr. Ford and the Corporation. The Order also requires the Bank to submit to the FDIC and the OFIS written reports regarding its progress under the Order, signed by each director of the Bank, every three months following the effective date of the Order. If the Bank fails or is unable to timely comply with the Order, there could be material adverse effects on the Bank and the Corporation.

NOTE 20 – STOCK OPTION PLANS

The Corporation sponsors three stock option plans. One plan was approved during 2000 and applies to officers, employees, and nonemployee directors. A total of 500,000 shares were made available for grant under this plan. The other two plans, one for officers and employees and the other for nonemployee directors, were approved in 1997. A total of 600,000 shares were made available for grant under these plans. Options under all of the plans are granted at the discretion of a committee of the Corporation's Board of Directors. Options to purchase shares of the Corporation's stock are granted at a price equal to the market price of the stock at the date of grant. The committee determines the vesting of the options when they are granted as established under the plan.

A summary of stock option transactions for the years ended December 31 is as follows:

	Number of Shares		
	2003	2002	2001
Outstanding shares at beginning of year	772,397	894,797	677,997
Granted during the year	50,000	-0-	216,800
Expired / forfeited during the year	(272,665)	(122,400)	-0-
Outstanding shares at end of year	549,732	772,397	894,797
Weighted average exercise price per share at end of year	$ 13.94	$ 14.11	$ 14.50
Shares available for grant at end of year	358,238	135,573	120,573

Options, in 2003 were granted at $2.95 per share. These same options expired in 2003 as a result of the grantee's resignation. No options were granted in 2002. Options granted in 2001 were granted at a price of $7.80. Under these plans, options expire ten years after the date of grant.

NOTE 20 – STOCK OPTION PLANS (CONTINUED)

Following is a summary of the options outstanding and exercisable at December 31, 2003:

Exercise Price Range	Number	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price
$4.26	5,400	.13	$ 4.26
$7.80 - $12.00	254,800	5.06	9.23
$15.00 - $20.33	289,532	4.01	18.25
	549,732	4.46	$ 13.94

NOTE 21 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes for the years ended December 31 (dollars in thousands) were as follows:

	2003	2002	2001
Unrealized holding gains on available for sale securities	$ 212	$ 2,338	$ 255
Less reclassification adjustments for gains later recognized in income	427	746	1,073
Net unrealized gains (losses)	(215)	1,592	(818)
Tax effect	-0-	510	(277)
Other comprehensive income (loss)	$ (215)	$ 1,082	$ (541)

NOTE 22 - COMMITMENTS, CONTINGENCIES, AND CREDIT RISK

Financial Instruments With Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. These commitments at December 31 (dollars in thousands) are as follows:

	2003	2002
Commitments to extend credit:		
Fixed rate	$ 3,870	$ 7,980
Variable rate	73,651	62,632
Standby letters of credit - Variable rate	14,498	13,161
Credit card commitments - Fixed rate	3,381	4,111
	$ 95,400	$ 87,884

NOTE 22 - COMMITMENTS, CONTINGENCIES, AND CREDIT RISK (CONTINUED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Standby letters of credit are irrevocable commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The commitments are structured to allow for 100% collateralization on all standby letters of credit.

Credit card commitments are commitments on credit cards issued by the Corporation's subsidiary and serviced by other companies. These commitments are unsecured.

Contingencies

In the normal course of business, the Corporation is involved in various legal proceedings. For expanded discussion on the Corporation's legal proceedings, see Note 25.

Concentration of Credit Risk

The Bank grants commercial, residential, agricultural, and consumer loans throughout Michigan. The Bank's most prominent concentration in the loan portfolio relates to commercial loans to entities within the hospitality and tourism industry. This concentration represents $76.1 million, or 31.3%, of the commercial loan portfolio. The remainder of the commercial loan portfolio is diversified in such categories as gaming, petroleum, forestry, and agriculture. Due to the diversity of the Bank's locations, the ability of debtors of residential and consumer loans to honor their obligations is not tied to any particular economic sector.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments:

Cash, cash equivalents, and interest-bearing deposits - The carrying values approximate the fair values for these assets.

Securities - Fair values are based on quoted market prices where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank stock – Federal Home Loan Bank stock is carried at cost, which is its redeemable value and approximates its fair value, since the market for this stock is limited.

Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage, and other consumer. The fair value of loans is calculated by discounting scheduled cash flows using discount rates reflecting the credit and interest rate risk inherent in the loan.

The methodology in determining fair value of nonaccrual loans is to average them into the blended interest rate at 0% interest. This has the effect of decreasing the carrying amount below the risk-free rate amount and therefore discounts the estimated fair value.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan's effective interest rate or the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

Deposits - The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits and savings, is equal to the amount payable on demand at the reporting date. The fair value of time deposits is based on the discounted value of contractual cash flows applying interest rates currently being offered on similar time deposits.

Borrowings - Rates currently available for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. The fair value of borrowed funds due on demand is the amount payable at the reporting date.

Accrued interest - The carrying amount of accrued interest approximate fair value.

Subordinated debentures – The carrying value is considered to estimate fair value as this financial instrument reprices frequently and fully.

Off-balance-sheet instruments - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the counterparties. Since the differences in the current fees and those reflected to the off-balance-sheet instruments at year-end are immaterial, no amounts for fair value are presented.

The following table presents information for financial instruments at December 31 (dollars in thousands):

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 23,033	$ 23,033	$ 43,792	$ 43,792
Interest-bearing deposits	6,048	6,048	2,010	2,010
Securities available for sale	84,774	84,774	67,955	67,955
Federal Home Loan Bank stock	4,544	4,544	4,375	4,375
Net loans	275,841	272,093	410,135	419,245
Accrued interest receivable	2,811	2,811	3,065	3,065
Total financial assets	$ 397,051	$ 393,303	$ 531,332	$ 540,442
Financial liabilities:				
Deposits	$ 305,794	$ 306,847	$ 437,494	$ 442,869
Borrowings	87,026	95,244	87,815	101,402
Accrued interest payable	2,090	2,090	2,624	2,624
Subordinated debentures	12,450	12,450	12,450	12,450
Total financial liabilities	$ 407,360	$ 416,631	$ 540,383	$ 559,345

Limitations - Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

assets and liabilities that are not considered financial assets or liabilities include premises and equipment, other assets, and other liabilities. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

BALANCE SHEETS
December 31, 2003 and 2002
(Dollars in Thousands)

ASSETS

	2003	2002
Cash and cash equivalents	$ 423	$ 714
Securities available for sale	-0-	358
Investment in subsidiaries	23,328	31,593
Other assets	590	960
TOTAL ASSETS	$ 24,341	$ 33,625

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
Liabilities	$ 805	$ 286
Subordinated debentures	12,836	12,836
Total liabilities	13,641	13,122
Total shareholders' equity	10,700	20,503
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 24,341	$ 33,625

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF OPERATIONS
Years Ended December 31, 2003, 2002, and 2001
(Dollars in Thousands)

	2003	2002	2001
Income:			
Dividends received from subsidiaries	$ -0-	$ 2,704	$ 3,850
Security gains	102	-0-	-0-
Other	17	44	25
Total income	119	2,748	3,875
Expenses:			
Salaries and benefits	66	68	41
Interest	504	562	848
Accounting, legal and consulting fees	746	261	37
Other	126	150	155
Total expenses	1,442	1,041	1,081
Income (loss) before credit for income taxes and equity in undistributed net income (loss) of subsidiaries	(1,323)	1,707	2,794
Credit for income taxes	-0-	(349)	(368)
Income before equity in undistributed net income (loss) of subsidiaries	(1,323)	2,056	3,162
Equity in undistributed net income (loss) of subsidiaries	(8,265)	(28,769)	2,612
Net income (loss)	$ (9,588)	$ (26,713)	$ 5,774

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003, 2002, and 2001
(Dollars in Thousands)

	2003	2002	2001
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income (loss)	$ (9,588)	$ (26,713)	$ 5,774
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for depreciation and amortization	28	29	29
Equity in undistributed net (income) loss of subsidiaries	8,265	28,769	(2,612)
Change in other assets	486	178	(8)
Change in other liabilities	518	164	(1,312)
Total adjustments	9,297	29,140	(3,903)
Net cash provided by (used in) operating activities	(291)	2,427	1,871
Cash flows from financing activities:			
Proceeds from issuance of common stock	-0-	-0-	239
Retirement of common stock	-0-	-0-	(93)
Dividends paid	-0-	(1,755)	(2,107)
Net cash used in financing activities	-0-	(1,755)	(1,961)
Net increase (decrease) in cash and cash equivalents	(291)	672	(90)
Cash and cash equivalents at beginning	714	42	132
Cash and cash equivalents at end	$ 423	$ 714	$ 42

NOTE 25 - LEGAL PROCEEDINGS

The Corporation and its subsidiaries are subject to routine litigation incidental to the business of banking. In addition, the Corporation or the Bank are subject to the Order referred to below, and the litigation and arbitration described below. Information regarding the Order is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Capital and Regulatory" in this Annual Report. The litigation and arbitration that is not routine and incidental to the business of banking is described below.

In an action styled *Lanctot v. Littlejohn, et al.*, filed in the U.S. District Court for the Western District of Michigan on June 13, 2003, a shareholder of the Corporation brought a class action against the Corporation, its former chairman and chief executive officer and current director, Ronald G. Ford, and its former chief executive officer and director, Sherry L. Littlejohn, for alleged violations of Federal securities laws.

In another action styled *Rosen v. North Country Financial Corporation, et al.*, filed in the U.S. District Court for the Western District of Michigan on June 23, 2003, a former shareholder of the Corporation has brought a class action against the Corporation, its former chairman and chief executive officer and current director, Ronald G. Ford, and its former chief executive officer and director, Sherry L. Littlejohn, for alleged violations of Federal securities laws.

On September 2, 2003, pursuant to 15 U.S.C. § 78-u-4(a)(3)(B), plaintiff Charles Lanctot filed a motion requesting the Court to consolidate the two securities class action cases *(Lanctot* and *Rosen*) under the caption *In re North Country Financial Corporation Securities Litigation*, to appoint him as "Lead Plaintiff" in the consolidated cases, and to approve the selection of his counsel as "Lead Plaintiff's Counsel." In an Order dated September 29, 2003, the Court among other things consolidated the *Lanctot* and *Rosen* actions, designated Charles D. Lanctot and John F. Stevens as "Lead Plaintiffs," and designated "Co-Lead Counsel" and "Liaison Counsel" for the class.

On December 1, 2003, the plaintiffs filed their Corrected Consolidated Amended Class Action Complaint ("Amended Complaint"), which adds John F. Stevens as a plaintiff. The Amended Complaint, which demands a jury trial, is brought on behalf of all persons, subject to certain exceptions, who purchased the Corporation's common stock during the period from November 13, 2000, through April 15, 2003. It alleges that the Corporation and the individual defendants violated section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 of the Securities and Exchange Commission (the "SEC") issued under the Exchange Act, by disseminating materially false and misleading statements and/or concealing material adverse facts concerning the financial condition and operations of the Corporation, with knowledge, or in reckless disregard, of the materially false and misleading character thereof. The Amended Complaint also alleges violations of Section 20 of the Exchange Act by the individual defendants, by reason of their control, at relevant times, of the Corporation. Among other things, the Amended Complaint is based upon allegations of deficiencies in the Corporation's policies and procedures for safe and sound operation, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management, and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board of Governors of the Federal Reserve System (the "Board"), the Federal Deposit Insurance Corporation ("FDIC") Rules and Regulations, and the Michigan Banking Code of 1999. The Amended Complaint further alleges that the Corporation's acquisition of American Financial Mortgage, which had an "unusually large number of defaulted loans which triggered the attention of banking regulators;" that a Cease and Desist Order, dated March 26, 2002, which is attached as Exhibit 1 to the Amended Complaint, demonstrates how defendants made "false statements" in public filings and other communications, and were required to take "corrective actions;" that various public filings were "false because the Company's operations resulted in an excessive level of adversely classified assets, delinquent loans, and nonaccrual loans as well as an inadequate level of capital protection for the kind and qualify of assets held;" that, "according to former employees, loans for Company insiders and their related entities were often approved regardless of the quality of the loan;" and, that the Corporation incorrectly attributed its performance to the World Trade Center disaster and other factors impacting tourism and hospitality businesses, instead of disclosing "insider loans," a "disproportionately high loan concentration" in the hospitality industry, and information about the Corporation's banking practices and loan loss reserves.

NOTE 25: LEGAL PROCEEDINGS (CONTINUED)

The Amended Complaint seeks certification of a class consisting of all persons who purchased the common stock of the Corporation on the open market between the dates noted above, compensatory damages on a joint and several basis against all defendants, including the Corporation, plus interest and costs, including attorney's fees and expert's fees.

On January 23, 2004, the Corporation and the other defendants filed their Joint Motion to Dismiss the Corrected Consolidated Amended Class Action Complaint, principally based on the ground that plaintiffs have not adequately plead that the Corporation, through its officers and directors, acted with the intent to defraud the investing public under the standard articulated in *Helwig v. Vencor, Inc.*, 251 F.3d 540 (6th Cir. 2001), *cert. dismissed*, 536 U.S. 935, 122 S.Ct. 2616 (2002). During the pendency of the motion to dismiss, a stay of "all discovery and other proceedings" automatically is imposed under 15 U.S.C. Section 78u-4(b)(3)(B). Plaintiffs filed their Brief in Opposition to Defendants' Motion to Dismiss on March 8, 2004. Defendants filed a reply brief in support of their Motion to Dismiss on March 23, 2004. The Court has scheduled an oral argument on the Motion to Dismiss for March 30, 2004.

Shareholder's Derivative Litigation

In an action styled *Virginia M. Damon Trust v. North Country Financial Corporation, Nominal Defendant, and Dennis Bittner, Bernard A. Bouschor, Ronald G. Ford, Sherry L. Littlejohn, Stanley J. Gerou II, John D. Lindroth, Stephen Madigan, Spencer Shunk, Michael Henrickson, Glen Tolksdorf, and Wesley Hoffman*, filed in the U.S. District Court for the Western District of Michigan on July 1, 2003, a shareholder of the Corporation has brought a shareholder's derivative action under Section 27 of the Exchange Act against the Corporation and certain of its current and former directors and senior executive officers. The Complaint, which demands a jury trial, is brought on behalf of the Corporation against the individual defendants. It alleges that the individual defendants have caused loss and damage to the Corporation through breaches of their fiduciary duties of oversight and supervision by failing (i) adequately to safeguard the assets of the Corporation, (ii) to ensure that adequate administrative, operating, and internal controls were in place and implemented, (iii) to ensure that the Corporation was operated in accordance with legally-prescribed procedures, and (iv) to oversee the audit process to ensure that the Corporation's assets were properly accounted for and preserved. The Complaint further alleges that the individual defendants violated Section 14(a) of the Exchange Act by making materially false and misleading statements in the proxy statement mailed to shareholders in connection with the annual meeting of the Corporation held May 29, 2000, and the adoption by the shareholders at that meeting of the Corporation's 2000 Stock Incentive Plan. The Complaint also alleges that Mr. Ford and Ms. Littlejohn, through a series of compensation arrangements, stock options, and employment agreements obtained by them through improper means resulting from the offices they held with the Corporation, received excessive compensation, to the injury of the Corporation. Among other things, the Complaint is based upon allegations of material misstatements or omissions in filings made by the Corporation with the SEC, and deficiencies in the Corporation's policies and procedures for safe and sound operation, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management, and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board, FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Complaint seeks (i) rescission of the approval of the 2000 Stock Incentive Plan and return of all stock and options granted under the Plan, (ii) a declaration that the individual defendants breached their fiduciary duty to the Corporation, (iii) an order to the individual defendants to account to the Corporation for all losses and/or damages by reason of the acts and omissions alleged, (iv) an order to each of the individual defendants to remit to the Corporation all salaries and other compensation received for periods during which they breached their fiduciary duties, (v) compensatory damages in favor of the Corporation, (vi) injunctive relief, and (vii) interest, costs, and attorney's and expert's fees.

NOTE 25: LEGAL PROCEEDINGS (CONTINUED)

On September 18, 2003, the Corporation filed a motion to dismiss the *Damon* action because plaintiff did not satisfy the mandatory precondition, under Section 493a of the Michigan Business Corporation Act ("MBCA"), M.C.L.§ 450.1493a, for filing a shareholder derivative action that the shareholder must first have submitted a written demand that the Corporation pursue in its own right the claims asserted by the shareholder (the plaintiff here). Certain of the individual defendants in the *Damon* action filed their own motion to dismiss on November 25, 2003, in which motion the other individual defendants later joined. The plaintiff filed an Opposition to both motions to dismiss on January 9, 2004, and on January 30, 2004, the defendants filed reply briefs in support of their motions to dismiss.

By letter dated September 17, 2003, and expressly without prejudice to the argument that any such written demand is not required, plaintiff's counsel purported to make a written demand that the Corporation pursue a number of indicated putative claims against: (1) present and former officers and directors of the Corporation who also are the individual defendants in the *Damon* action, and (2) the certified public accounting firm of Wipfli, Ullrich, Bertelson, LLP. The MBCA grants the Corporation ninety (90) days in which to respond to a proper written demand. On November 11, 2003, the Corporation filed a motion, as permitted by section 495 of the MBCA, M.C.L.§ 450.1495, requesting the Court to appoint a disinterested person to conduct a reasonable investigation of the claims made by the plaintiff and to make a good faith determination whether the maintenance of the derivative action is in the best interests of the Corporation. On January 9, 2004, the plaintiff filed a Supplemental Response to the Corporation's motion to dismiss, requesting that the Court appoint two persons other than the one nominated by the Corporation, to act as a disinterested person for such purpose. Following an *in camera* conference and telephone conference held by the Court, plaintiff is understood to have withdrawn its objection to the individual nominated by the Corporation in its motion to the Court for appointment as a disinterested person. The parties, through their respective counsel, are currently negotiating a stipulated form of order to be entered by the Court making the appointment of the disinterested person. It is anticipated that the disinterested person, once appointed, will complete his investigation of the claims made by the plaintiff and will make his good faith determination whether the maintenance of the derivative action is in the best interests of the Corporation within 120 days of his appointment.

On March 22, the Court issued an Opinion and Order granting in part and denying in part the motions to dismiss in the *Damon* case. The Court dismissed the Section 14(a) claim against all of the defendants as barred by the statute of limitations and, as further grounds, dismissed that claim as to those who were not directors at the time of the mailing of the proxy statement. The Court has permitted the plaintiff to proceed with its breach of fiduciary duty claims against the Directors on the grounds that the plaintiff cured its procedural failings by subsequently transmitting a demand letter as required by Section 493 of the MBCA. However, the Court has asked that by April 16, 2004, the parties submit additional briefs on the question of whether the Court should exercise "supplemental jurisdiction" over the state law breach of fiduciary duty claims or, by implication, whether these claims should be dismissed without prejudice for pursuit in an appropriate state court.

Employment Agreement Arbitration

On September 16, 2003, Ronald G. Ford, the former chairman and chief executive officer and a current director of the Corporation, initiated an arbitration proceeding with the American Arbitration Association against the Corporation seeking monetary damages for alleged breach by the Corporation of his Amended and Restated Employment Agreement, Chairman Agreement, and Amended and Restated Consulting Agreement, each with the Corporation. The Corporation has denied the alleged breach and asserted a counterclaim to recover all amounts paid to Mr. Ford under the Chairman Agreement, as required by the Cease and Desist Order entered by the FDIC and the OFIS, in addition to other amounts. On March 19, 2004, at the request of Mr. Ford, the American Arbitration Association reactivated the arbitration proceeding, and the parties are in the process of selecting an arbitrator. The Corporation intends to defend the arbitration.

NOTE 25: LEGAL PROCEEDINGS (CONTINUED)

Litigation of the types involved in the actions described above can be complex, time-consuming, and often protracted. The Corporation has incurred and anticipates that it will continue to incur substantial additional expense for legal and other professional fees as a result of the filing and defense of these actions. At this stage of the proceedings, the Corporation cannot accurately assess the impact which these proceedings will have on the Corporation. An ultimate determination of any of these actions adverse to the Corporation could have a material adverse effect on the Corporation's financial condition and operations.

NOTE 26-GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Corporation as a going concern. The Corporation sustained substantial operating losses in 2003 and 2002, and it is expecting to suffer further losses in 2004. As discussed in Note 19, the Bank entered into a Cease and Desist Order ("Order") with Federal and State regulators on March 26, 2003. The Order contains numerous provisions including the requirement to maintain certain capital levels. As of December 31, 2003, the Corporation and Bank did not meet the minimum capital requirements of the Order. The Corporation is actively pursuing alternatives in an effort to address capital needs, including the following:

- Reducing the size of the Bank via the sale of various branch locations
- Offering for sale certain segments of the loan portfolio, including problem loans, to third parties
- Soliciting additional capital from existing shareholders and outside groups through a stock offering
- Reviewing operating expenses for reduction opportunities

Implementation of some of the foregoing alternatives, among other things, would require prior regulatory approval under the terms of the Order and/or applicable banking regulations.

NOTE 27 – SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the following events occurred. In late March, a loan sale was consummated in which $25.4 million of loans were sold. Nonaccrual loans of $18.5 million were included in this loan sale. There was no gain or loss recognized as a result of this sale, since the proceeds of the sale, $18.0 million were equal to the net carrying value, after specific reserves of $7.425 million of the loans sold. These loans sold were included in the loan balances of the Corporation at 2003 year-end since regulatory approval was a condition of the sale. The Corporation announced in February, the sale of two branch offices and the closing of five branch offices. In addition to the announced branch sales and closures, the Corporation is in discussion concerning the possible sale of three additional branch offices. The Corporation does not anticipate any material gain or loss from these branch sales and closures.

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA
(Unaudited)
(Dollars in Thousands, Except Per Share Data)

	Years Ended December 31,				
	2003	2002	2001	2000	1999
Selected Financial Condition Data:					
Total assets	$ 422,539	$ 565,306	$ 636,629	$ 666,996	$ 568,442
Loans	297,846	435,043	504,412	541,689	466,621
Securities	84,774	67,955	61,885	72,066	43,343
Deposits	305,794	437,494	482,524	531,883	462,998
Borrowings	87,026	87,815	88,549	69,235	46,878
Total equity	10,700	20,503	47,889	44,617	40,820
Selected Operations Data:					
Interest income	$ 23,641	$ 35,969	$ 50,475	$ 54,500	$ 42,549
Interest expense	(14,015)	(18,089)	(26,842)	(29,421)	(20,602)
Net interest income	9,626	17,880	23,633	25,079	21,947
Provision for loan losses	-0-	(26,658)	(3,200)	(5,875)	(1,457)
Net security gains	427	746	1,073	110	-0-
Other income	2,804	4,512	9,363	6,891	3,538
Impairment loss on intangibles	(60)	(3,647)	-0-	-0-	-0-
Other expenses	(20,056)	(23,416)	(24,307)	(20,077)	(15,937)
Income (loss) before income taxes	(7,259)	(30,583)	6,562	6,128	8,091
Provision (credit) for income taxes	2,329	(3,870)	788	945	1,735
Net income (loss)	$ (9,588)	$ (26,713)	$ 5,774	$ 5,183	$ 6,356
Per Share Data:					
Earnings (loss) - Basic	$ (1.37)	$ (3.81)	$ 0.82	$ 0.74	$ 0.90
Earnings (loss) - Diluted	(1.37)	(3.81)	0.82	0.73	0.89
Cash dividends declared	-0-	0.25	0.30	0.34	0.18
Book value	1.52	2.92	6.82	6.38	5.83
Financial Ratios:					
Return on average equity	(59.15)%	(61.07)%	12.48%	12.13%	15.83%
Return on average assets	(1.96)%	(4.31)%	0.89%	0.84%	1.22%
Dividend payout ratio	N/A	NM	36.48%	45.42%	20.25%
Average equity to average assets	3.32%	7.05%	7.10%	6.92%	7.70%

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES

SUMMARY QUARTERLY FINANCIAL INFORMATION
(Unaudited)
(Dollars in Thousands, Except per Share Data)

	Three Months Ended			
	March 31	**June 30**	**September 30**	**December 31**
2003				
Selected Operations Data:				
Interest income	$ 6,973	$ 6,246	$ 5,318	$ 5,104
Interest expense	3,866	3,469	3,422	3,258
Net interest income	3,107	2,777	1,896	1,846
Provision for loan losses	-0-	-0-	-0-	-0-
Net security gains (losses)	(23)	214	44	192
Other income	925	831	508	540
Other expenses	(5,194)	(5,120)	(4,760)	(5,042)
Income (loss) before income taxes	(1,185)	(1,298)	(2,312)	(2,464)
Provision for income taxes	320	1,359	650	-0-
Net income (loss)	$ (1,505)	$ (2,657)	$ (2,962)	$ (2,464)
Per Share Data:				
Earnings (loss) - Basic	$ (0.21)	$ (0.38)	$ (0.42)	$ (0.36)
Earnings (loss) - Diluted	(0.21)	(0.38)	(0.42)	(0.36)
2002				
Selected Operations Data:				
Interest income	$ 9,722	$ 9,680	$ 8,677	$ 7,890
Interest expense	4,666	4,579	4,526	4,318
Net interest income	5,056	5,101	4,151	3,572
Provision for loan losses	(50)	(4,000)	(13,001)	(9,607)
Net security gains	66	356	247	77
Other income	1,088	1,228	901	1,295
Impairment loss on intangibles	-0-	-0-	-0-	(3,647)
Other expenses	(4,950)	(4,814)	(5,613)	(8,039)
Income (loss) before income taxes	1,210	(2,129)	(13,315)	(16,349)
Provision (credit) for income taxes	207	(1,022)	(4,833)	1,778
Net income (loss)	$ 1,003	$ (1,107)	$ (8,482)	$ (18,127)
Per Share Data:				
Earnings (loss) - Basic	$ 0.14	$ (0.15)	$ (1.21)	$ (2.59)
Earnings (loss) - Diluted	0.14	(0.15)	(1.21)	(2.59)

NORTH COUNTRY FINANCIAL CORPORATION AND SUBSIDIARIES

MARKET INFORMATION
(Unaudited)

During 2001, the Corporation's stock began trading on the NASDAQ Small Cap Market; effective on August 31, 2001, the Corporation changed its trading symbol from "NCUF" to "NCFC."

The following table sets forth the range of high and low bid prices of the Corporation's common stock from January 1, 2001 through December 31, 2003, as reported by NASDAQ. Quotations for the NASDAQ Small Cap Market reflect interdealer prices, without retail mark-up, markdown, or commission, and may not reflect actual transactions.

	Three Months Ended			
	March 31	**June 30**	**September 30**	**December 31**
2003				
High	$ 3.30	$ 3.10	$ 2.99	$ 2.60
Low	2.40	1.48	2.20	1.43
2002				
High	$ 7.57	$ 7.88	$ 8.00	$ 5.79
Low	7.00	7.22	5.48	2.05
2001				
High	$ 7.38	$ 9.50	$ 9.35	$ 8.50
Low	6.00	6.50	7.86	7.35

The Corporation had 1,805 shareholders of record as of March 9, 2004.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements which are based on certain assumptions and describe future plans, strategies, or expectations of the Corporation, are generally identifiable by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project", or similar expressions. The Corporation's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could cause actual results to differ from the results in forward-looking statements include, but are not limited to:

- Impact of restrictions related to the trust preferred securities issued by the Corporation's subsidiary;
- Difficulties in raising capital on acceptable terms;
- Impact of continued operating losses;
- Restrictions and requirements imposed on the Corporation and the Bank by formal action against them by bank regulatory agencies;
- Failure or inability of the Bank to comply with the terms of the Cease and Desist Order (the "Order") applicable to it;
- General economic conditions, either nationally or in the state(s) in which the Corporation does business;
- Legislation or regulatory changes which affect the business in which the Corporation is engaged;
- Changes in the interest rate environment which increase or decrease interest rate margins;
- Changes in securities markets with respect to the market value of financial assets and the level of volatility in certain markets such as foreign exchange;
- Significant increases in competition in the banking and financial services industry resulting from industry consolidation, regulatory changes and other factors, as well as action taken by particular competitors;
- The ability of borrowers to repay loans;
- The effects on liquidity of unusual decreases in deposits;
- Changes in consumer spending, borrowing, and saving habits;
- Technological changes;
- Acquisitions and unanticipated occurrences which delay or reduce the expected benefits of acquisitions;
- Difficulties in hiring and retaining qualified management and banking personnel;
- The Corporation's ability to increase market share and control expenses;
- The effect of compliance with legislation or regulatory changes;
- The effect of changes in accounting policies and practices;
- The costs and effects of existing and future litigation and of adverse outcomes in such litigation.

These risks and uncertainties should be considered in evaluating forward-looking statements. Further information concerning the Corporation and its business, including additional factors that could materially affect the Corporation's financial results, is included in the Corporation's filings with the Securities and Exchange Commission. All forward-looking statements contained in this report are based upon information presently available and the Corporation assumes no obligation to update any forward-looking statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion will cover results of operations, asset quality, financial position, liquidity, interest rate sensitivity, and capital resources for the years 2001 through 2003. The information included in this discussion is intended to assist readers in their analysis of, and should be read in conjunction with, the consolidated financial statements and related notes and other supplemental information presented elsewhere in this report. Throughout this discussion, the term "Bank" refers to North Country Bank and Trust, the principal banking subsidiary of the Corporation.

OVERVIEW

In March 2003, the Bank entered into a formal Cease and Desist Order (the "Order") under Federal and State banking laws. As a result of this Order, the Bank initiated significant management and operational changes along with balance sheet strategies to comply with the Order. The Bank experienced substantial adverse publicity as a result of the public notice of this Order and from the reported financial condition of the Bank. This negative publicity resulted in substantial deposit runoff. The Bank also incurred an inordinate amount of legal and accounting fees, along with consulting costs during 2003 in its attempt to address the financial and operational deficiencies which led to the issuance of the Order. The Order is discussed in more detail in the Consolidated Notes to the Financial Statements and later in Management's Discussion.

The Corporation reported a loss of $9.6 million in 2003, a decrease from the $26.7 million loss recorded in 2002. The loss per share in 2003 was $1.37, compared with $3.81 per share in 2002. In 2001, net income was $5.8 million, which amounted to $.82 per share.

At December 31, 2003, the Corporation had total assets of $422.5 million, a decrease of $142.8 million from December 31, 2002 assets of $565.3 million. During 2003, total loans, before the allowance for loan losses, decreased $137.2 million, or 31.5%, to $297.8 million. Commercial loans decreased $109.0 million and residential real estate loans decreased $23.2 million. These decreases were primarily the results of customers paying off loans, charge-offs of $2.9 million, $4.3 million of loans transferred to other real estate, tighter credit underwriting practices, and management's decision to diversify the risk of the balance sheet.

During 2003 and 2002 results of operations were significantly impacted by high levels of nonperforming assets. Results of operations also were impacted by reductions in the loan portfolio which reduced interest income, while at the same time, the Corporation's core deposits decreased and had to be replaced with out-of-market deposits at above market costs. The Corporation also incurred additional costs for legal and collection efforts and other professional fees, as a result of the increase in nonperforming assets and an increase in the level of outsourced services. Finally, management has had to redirect its efforts to address nonperforming assets and the short-term liquidity and capital needs of the Corporation, which impacted the results of operations due to management's focus on the rehabilitation of the Bank. The table below shows balances of nonperforming assets for the three years ended December 31, 2003 (dollars in thousands):

	2003	2002	2001
Nonperforming Assets:			
Nonaccrual Loans	$ 38,660	$ 26,814	$ 4,015
Accruing Loans past due 90 days or more	241	401	4,878
Restructured Loans	7,181	11,108	16,151
Total nonperforming loans	46,082	38,323	25,044
Other real estate owned	4,356	5,409	4,211
Total nonperforming assets	$ 50,438	$ 43,732	$ 29,255
Nonperforming loans as a % of loans	15.47 %	8.81 %	4.96 %
Nonperforming assets as a % of assets	11.94 %	7.74 %	4.60 %
Reserve for Loan Losses:			
At period end	$ 22,005	$ 24,908	$ 10,444
As a % of loans	7.39 %	5.73 %	2.07 %
As a % of nonperforming loans	47.75 %	65.00 %	74.15 %
As a % of nonaccrual loans	56.92 %	92.89 %	260.12 %

The following table details the impact of nonperforming loans on interest income for the three years ended December 31, 2003 (dollars in thousands):

	2003	2002	2001
Interest income that would have been recorded at original rate	$ 2,793	$ 1,653	$ 1,597
Interest income that was actually recorded	1,307	1,120	1,521
Net interest lost	$ 1,486	$ 533	$ 76

Total deposits decreased $131.7 million or 30.1% in 2003, to $305.8 million. The decrease was due in part to management's decision to shrink the deposit portfolio in order to match the reduction in loans, the withdrawals of municipal deposits, and deposit runoff from adverse publicity.

Capital decreased $9.8 million in 2003, primarily due to the 2003 net loss of $9.6 million. As discussed in detail in the Capital and Regulatory section, the Corporation and the Bank are subject to minimum regulatory capital requirements. Currently the capital of the Corporation and the Bank is below the regulatory requirements.

The following planned events could have an impact on future results of operations and financial condition of the Corporation.

- A $25.4 million loan sale of which $17.5 million were in nonaccrual
- Closing of five branch offices by May 31, 2004
- Sale of five branch offices late in the second quarter or early in the third quarter, with deposits of approximately $23 million

Upon completion of these near-term strategies, the Corporation's longer term strategy is expected to focus on a profitable lending operation along with a matching deposit growth in its core markets in Michigan. The Corporation's strategies for increasing its capital and that of the Bank are discussed further in the Capital and Regulatory section.

FINANCIAL POSITION

Loans

Recognizing that loans are expected to provide the highest yield for earning assets, the Corporation has historically operated with a strategy of maximizing the level of the loan portfolio. In 2003 and 2002, management made strategic decisions to reduce the size of the loan portfolio and the exposures to certain industries, particularly the hotel and tourism industry. Total loans declined $137.2 million and $69 million in 2003 and 2002, respectively. This was done in consideration of the slowing economy and to reduce loan concentration. The Corporation's loans to the hotel and tourism industry decreased $10.7 million in 2003.

Loans represented 70.5% of total assets at the end of 2003 compared to 77.0% at the end of 2002. The loan to deposit ratio decreased from 99.4% at December 31, 2002, to 97.4% at December 31, 2003. The loan to deposit ratio is still higher than the Corporation's peer group, due in part from the utilization of Federal Home Loan Bank long-term borrowings.

Following is a summary of the Corporation's loan balances at December 31 (in thousands):

	2003	2002	2001	Percent Change 2003/2002	Percent Change 2002/2001
Commercial real estate	$ 39,571	$ 61,556	$ 77,892	(35.72)	(21.00)
Commercial, financial, and agricultural	203,393	290,371	319,403	(29.95)	(9.10)
1 - 4 family residential real estate	51,120	74,366	93,574	(31.26)	(20.50)
Consumer	3,195	5,706	9,516	(44.01)	(40.00)
Construction	567	3,044	4,027	(81.37)	(24.40)
Total	$ 297,846	$ 435,043	$ 504,412	(31.54)	(13.80)

Every segment of the loan portfolio declined in 2003. These declines can be attributed to the following factors:

- The continued reduction in interest rates made long-term financing attractive for many borrowers. This is largely the cause of the $23.2 million reduction in the residential real estate portfolio and was a contributing factor for the decrease in the commercial real estate portfolio.
- The continued slowdown in the economy has had a significant impact on the local markets the Corporation serves. This has resulted in very little new commercial loan growth in these markets and intense competition for new projects.
- During 2003, the Corporation's lending staff undertook a thorough review of the portfolio and lending process. As a result of the tightened underwriting standards and the time devoted to managing the existing portfolio, the Corporation did not actively compete for new commercial loans.
- As a result of the Order and in conjunction with stringent lending criteria, management has made a conscious effort to direct some borrowers to refinance with other lenders. Those loans which do not meet current underwriting standards or desired industry concentrations are directed to find alternative financing when up for renewal.

The last two factors were the most significant reasons behind the decline in the commercial and commercial real estate segments of the portfolio. The Corporation was not aggressively competing for new loans, it was also not willing to meet the refinancing requests of many existing customers.

Management has strengthened its lending staff and established a central loan underwriting, documentation, and approval process which will allow the Corporation to again become an active participant in serving the commercial loan needs of its local markets. The Corporation continues to feel that a properly positioned loan portfolio is the most attractive earning asset available and is the key to returning the Corporation to profitability. The Corporation is planning for a further decline in the commercial loan portfolio in 2004, primarily from the loan sale of $25.4 million and secondarily due to the desire to diversify the portfolio to meet liquidity needs and risk tolerances.

Following is a table showing the significant industry types in the commercial loan portfolio as of December 31 (dollars in thousands):

	2003 Outstanding Balance	2003 Percent of Commercial Loans	2003 Percent of Capital	2002 Outstanding Balance	2002 Percent of Commerical Loans	2002 Percent of Capital
Hospitality and Tourism	$ 76,131	31.3 %	711.5 %	$ 86,802	24.7 %	423.4 %
Gaming	22,317	9.2	208.6	25,938	7.4	126.5
Petroleum	8,770	3.6	82.0	14,180	4.0	69.2
Forestry	1,911	0.8	17.9	5,677	1.6	27.7
Other	133,835	55.1	1,250.8	219,330	62.3	1,070.0
Total Commercial Loans	$ 242,964	100.0 %		$ 351,927	100.0 %	

Management has recognized the additional risk presented by the concentration in certain segments of the portfolio, particularly hospitality and gaming. Late in March 2004, the Corporation completed a loan sale of $25.4 million which includes $17.5 million in nonaccrual loans. This loan sale also included $14.2 million of hospitality and tourism loans which when sold, reduced the Bank's loan concentration for this industry segment from 31.3% of total commercial loans at 2003 year-end to approximately 25% after the sale. Management intends to continue reduction of loan concentrations in hospitality and gaming by curtailing underwriting of new loans to these industry segments along with natural attrition through portfolio maturities and tightening of lending criteria for new and renewal loans.

These strategies have been undertaken to meet the liquidity and capital requirements of the Corporation as well as to diversify the risk in the overall loan portfolio.

In March 2003, the Corporation made a decision to cease the operations of North Country Financial Group. This was done in order to refocus the Corporation's lending efforts and decrease the size of certain segments of the loan portfolio. The Corporation may pursue new lease opportunities through unrelated entities, where the credit quality and rate of return on the transactions fit its strategies.

The Corporation has also funded leases to governmental units, including Native American organizations. Tax-exempt leases decreased 21.5%, or $5.0 million in 2003, as the Corporation made a decision to reduce its tax-exempt portfolio due to its lack of current and projected taxable income.

Due to the seasonal nature of many of the Corporation's commercial loan customers, loan payment terms were historically structured around the customer's business cycle. The lending staff evaluates the collectability of the past due loans based on documented collateral values and payment history. The Corporation discontinues the accrual of interest on loans when, in the opinion of management, there is an indication that the borrower may be unable to meet the payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

Management analyzes the allowance for loan losses on a monthly basis to determine whether the losses inherent in the portfolio are properly reserved for. In conjunction with the Corporation's senior lending staff and the bank regulatory examinations, management intensified the review of the Corporation's loans, related collateral evaluations, and the overall lending process during 2003. The Corporation also utilized a loan review consultant, in 2003, to perform a review of the loan portfolio. The opinion of this consultant upon completion of the independent review provided findings similar to management on the overall adequacy of the reserve. The Corporation anticipates utilization of this same consultant for loan review during 2004.

As a result of these changes in the Corporation's monitoring of delinquent credits and more rigorous collection efforts, management believes that credit problems will be identified earlier at which time there may be more opportunities for favorable resolution.

The Corporation's credit quality history is demonstrated in the following table (dollars in thousands):

	2003	2002	2001
Total loans, at period end	$ 297,846	$ 435,043	$ 504,412
Average loans for the year	361,144	484,889	529,354
Allowance for loan losses	22,005	24,908	10,444
Allowance to total loans at end of year	7.4 %	5.7 %	2.1 %
Net charge-offs during the year	$ 2,903	$ 12,194	$ 2,210
Net charge-offs to average loans	0.8 %	2.6 %	0.5 %
Net charge-offs to beginning allowance balance	11.7 %	116.8 %	23.4 %
Nonaccrual loans at end of year	$ 38,660	$ 26,814	$ 4,015
Loans past due 90 days or more	241	401	4,878
Restructured loans	7,181	11,108	5,192
Total nonperforming loans	$ 46,082	$ 38,323	$ 14,085
Nonperforming loans to total loans at end of year	15.5 %	8.8 %	2.8 %

Nonaccrual loans have increased $11.8 million as a result of further deterioration of existing loans from December 31, 2002 to December 31, 2003, while loans 90 days or more past due and still accruing have decreased by $.2 million and restructured loans decreased $3.9 million during the year. A loan sale consisting of $25.4 million in loans was completed in March, 2004. There was no gain or loss on this sale of loans since the sale proceeds were equal to the net carrying value of the loans sold. The table below shows the "proforma" impact of this sale.

	As reported 12/31/2003	Change due to loan sale	"Pro Forma" 12/31/2003
Total year end loans	$ 297,846	$ (25,397)	$ 272,449
Allowance for loan losses	$ 22,005	$ (7,425)	$ 14,580
Allowance to total year end loans	7.4 %	-0-	4.0 %
Nonaccrual loans	$ 38,660	$ (17,497)	$ 21,163
Total nonperforming loans	$ 46,082	$ (18,500)	$ 27,582
Nonperforming loans to year end loans	15.5 %	$ -0-	10.1 %

The computation of the required allowance for loan losses as of any point in time is one of the critical accounting estimates made by management in the financial statements. As such, factors used to establish the allowance could change significantly from the assumptions made and impact future earnings positively or negatively. The future of the national and local economies and the resulting impact on borrowers' ability to repay their loans and the value of collateral are examples of areas where assumptions must be made for individual loans, as well as the overall portfolio.

The Corporation's computation of the allowance for loan losses follows the Interagency Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Associations issued by the Federal Financial Institutions Examination Council (FFIEC) in July 2001. The computation of the allowance for loan losses considers prevailing local and national economic conditions as well as past and present underwriting practices.

Reserve for Loan and Lease Losses – Three Year Summary

(dollars in thousands)	2003	2002	2001
Balance at beginning of period	$ 24,908	$ 10,444	$ 9,454
Loans charged off:			
Commercial, Financial & Agricultural	5,068	11,925	2,385
One-to-four family residential real estate	1,683	504	320
Consumer	205	141	253
Total loans charged off	6,956	12,570	2,958
Recoveries of loans previously charged off:			
Commercial, Financial & Agricultural	2,926	314	640
One-to-four family residential real estate	931	3	20
Consumer	196	59	88
Total recoveries of loans previously charged off	4,053	376	748
Net loans charged off	2,903	12,194	2,210
Provision charged to expense	-0-	26,658	3,200
Balance at end of period	$ 22,005	$ 24,908	$ 10,444
Reserve as a percent of loans	7.39 %	5.73 %	2.07 %
Net loans charged off as a percent of average loans	0.80 %	2.51 %	0.42 %
Loans outstanding at period end	$ 297,846	$ 435,043	$ 504,412
Average loans outstanding during period	$ 361,144	$ 484,889	$ 529,354

As part of the management of the loan portfolio, risk ratings are assigned to all commercial loans. Through the loan review process ratings are modified as believed to be appropriate to reflect changes in the credit. Using a historical average loss by loan type as a base, each loan graded as higher risk is assigned a specific percentage. Within the commercial loan portfolio, the historical loss rates are used for specific industries such as hospitality, gaming, petroleum, and forestry. The residential real estate and consumer loan portfolios are assigned a loss percentage as a homogenous group. If, however, on an individual loan the projected loss based on collateral value and payment histories is in excess of the computed allowance, the allocation is increased for the higher anticipated loss. These computations provide the basis for the allowance for loan losses as recorded by the Corporation

Following is a table showing the allocation of the allowance for loan losses at December 31, 2003 (dollars in thousands):

Commercial, financial and agricultural loans	$	11,222
One-to-four family residential real estate loans		280
Consumer loans		-0-
Specific reserve on loans sold subsequent to year end		7,425
Unallocated		3,078
Total	$	22,005

At the end of 2003, the allowance for loan losses represented 7.4% of total loans. In management's opinion, the allowance for loan losses is adequate to cover probable losses related to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio.

As part of the process of resolving problem credits, the Corporation may acquire ownership of real estate collateral which secured such credits. The Corporation carries this collateral in other real estate on the balance sheet.

The following table represents the activity in other real estate (dollars in thousands):

Balance at January 1, 2002	$	4,211
Other real estate transferred from loans		4,705
Other real estate transferred from premises		1,226
Write downs and payments applied to other real estate		(2,418)
Other real estate sold		(2,315)
Balance at December 31, 2002		5,409
Other real estate transferred from loans		4,340
Other real estate transferred from premises		-0-
Write downs and payments applied to other real estate		(848)
Other real estate sold		(4,545)
Balance at December 31, 2003	$	4,356

Other real estate is initially valued at the lower of cost or the fair value less selling costs. After the initial receipt, management periodically re-evaluates the recorded balance and any additional reductions in the fair value result in a write-down of other real estate.

Securities

During 2003, the securities portfolio continued to be an important component of the Corporation's strategy to diversify its asset base and increase liquidity. Securities increased $16.8 million in 2003, from $68.0 million at December 31, 2002 to $84.8 million at December 31, 2003.

The carrying value of the Corporation's securities is as follows at December 31 (dollars in thousands):

	2003	2002
U.S. Treasury securities and obligations of U.S. government agencies	$ 36,225	$ -0-
Obligations of states and political subdivisions	4,105	5,632
Corporate securities	708	11,264
Mortgage-related securities	43,736	51,059
Total securities	$ 84,774	$ 67,955

The Corporation's policy is to purchase securities of high credit quality, consistent with its asset/liability management strategies. During the year securities were purchased and sold as steps in the process of managing the interest-rate-risk profile of the portfolio. A net gain of approximately $427,000 was recognized during the year with the proceeds from the sale of securities used to purchase new securities and increase liquidity. The Corporation classifies all securities as available for sale, in order to maintain adequate liquidity and to maximize its ability to react to changing market conditions.

Deposits

Total deposits at December 31, 2003, were $305.8 million compared to $437.5 million at the end of 2002. The table below shows the deposit mix for the periods indicated (dollars in thousands)

	2003	Mix	2002	Mix	2001	Mix
Non-interest bearing accounts	$ 26,179	8.56 %	$ 40,797	9.33 %	$ 46,342	9.60 %
Savings	91,835	30.03	159,297	36.41	247,863	51.37
Time Deposits						
Internet	74,405	24.33	65,094	14.88	-0-	-0-
Brokered	29,964	9.80	54,964	12.56	24,964	5.18
Other	83,411	27.28	117,342	26.82	163,355	33.85
Total Time Deposits	187,780	61.41	237,400	54.26	188,319	39.03
Total Deposit Liabilities	$ 305,794	100.00 %	$ 437,494	100.00 %	$ 482,524	100.00 %

During 2002 and 2003, the Corporation experienced a reduction in local deposits in part due to the adverse publicity concerning the financial condition of the Bank. A significant portion of these local deposits were from local governmental units. To offset this deposit runoff the Corporation increased its reliance on Brokered and Internet certificates of deposit. As of December 31, 2003 Internet and Brokered deposits amounted to 34.1% of total deposits. This, combined with retail deposits brought time deposits to 61.4% of total deposits at December 31, 2003, compared to 54.3% at December 31, 2002 and 39.0% at December 31, 2001. The increase in time deposits, along with a $14.6 million decrease in noninterest-bearing deposits, had a negative effect on the Corporation's net interest margin, as noncore out-of-market deposits carry higher interest costs.

Management is introducing new deposit products to its local markets during 2004. The plan is to increase core deposits sufficiently to reduce the dependence on brokered and out-of-market deposits.

Borrowings

The Corporation has used alternative funding sources to provide long-term, stable sources of funds. Borrowings have remained relatively stable from December 31, 2002 to December 31, 2003, decreasing $.8 million to $87.0 million of which $85.5 million were from the Federal Home Loan Bank of Indianapolis (FHLB). The borrowings carry fixed interest rates and stated maturities ranging through 2011. Fixed rate borrowings totaling $80.0 million are callable quarterly at the option of the FHLB and can also be converted to variable rates, at the option of the FHLB, should rates rise above certain index levels. These borrowings are secured by a blanket collateral agreement on the Bank's residential mortgage loans and specific assignment of securities, loans and cash. The Corporation does not anticipate increasing the FHLB borrowings in the near future.

Shareholders' Equity

Changes in shareholders' equity is discussed in detail in the "Capital and Regulatory" section of this report.

RESULTS OF OPERATIONS

Summary

The Corporation incurred a loss of $9.6 million in 2003, compared to a loss of $26.7 million and net income of $5.8 million in 2002 and 2001, respectively. The reduction in the pretax loss of $23.3 million in 2003 compared to 2002 is primarily a result of a decrease in the provision for loan losses of $26.7 million, an increase in the provision for income taxes of $6.2 million, and a decrease in noninterest expense of $6.9 million, offset by a decrease in net interest income of $8.3 million. Basic earnings per share was a loss of $1.37 in 2003 compared to a loss of $3.81 and income of $.82 in 2002 and 2001, respectively.

The following table details changes in earnings and earnings per share for the three years ended December 31, 2003 (dollars in thousands except for per share data):

	Income/Expense			Change			
	2003	2002	2001	2003/2002		2002/2001	
	Dollars	Dollars	Dollars	Dollars	Per Share	Dollars	Per Share
Net Income, prior period	N/A	N/A	N/A	$ (26,713)	$ (3.81)	$ 5,774	$ 0.82
Interest Income	$ 23,641	$ 35,969	$ 50,475	(12,328)	(1.76)	(14,506)	(2.07)
Interest Expense	14,015	18,089	26,842	(4,074)	(0.58)	(8,753)	(1.25)
Net Interest Income	9,626	17,880	23,633	(8,254)	(1.18)	(5,753)	(0.82)
Provision for Loan Losses	0	26,658	3,200	(26,658)	(3.80)	23,458	3.34
Net interest income (loss) after provision	9,626	(8,778)	20,433	18,404	2.62	(29,211)	(4.16)
Noninterest Income:							
Service fees	1,529	1,899	1,851	(370)	(0.05)	48	0.01
Loan and lease fees	58	1,095	5,540	(1,037)	(0.15)	(4,445)	(0.63)
Net security gains	427	746	1,073	(319)	(0.05)	(327)	(0.05)
Gain on sales of loans	136	506	549	(370)	(0.05)	(43)	(0.01)
Gain on sales of branches	0	464	1,386	(464)	(0.07)	(922)	(0.13)
Other noninterest	1,081	548	37	533	0.08	511	0.07
Total noninterest income	3,231	5,258	10,436	(2,027)	(0.29)	(5,178)	(0.74)
Noninterest Expense:							
Salaries and employee benefits	5,973	7,589	11,882	(1,616)	(0.23)	(4,293)	(0.61)
Furniture and equipment	1,367	1,437	1,734	(70)	(0.01)	(297)	(0.04)
Occupancy	1,387	1,629	1,659	(242)	(0.03)	(30)	(0.00)
Data processing	1,517	1,894	1,609	(377)	(0.05)	285	0.04
Accounting, legal and consulting fees	3,145	1,800	1,435	1,345	0.19	365	0.05
Loan and deposit	1,992	1,111	1,387	881	0.13	(276)	(0.04)
Telephone	1,382	1,305	1,153	77	0.01	152	0.02
Impairment of intangibles	60	3,647	-0-	(3,587)	(0.51)	3,647	0.52
ORE writedowns/impairment	400	2,418	-0-	(2,018)	(0.29)	2,418	0.34
Loss on sale of prop & equip & ORE	362	648	349	(286)	(0.04)	299	0.04
Amortization of intangibles	460	420	1,057	40	0.01	(637)	(0.09)
Other Operating	2,071	3,165	2,042	(1,094)	(0.17)	1,123	0.16
Total noninterest expense	20,116	27,063	24,307	(6,947)	(0.99)	2,756	0.39
Income (loss) before provision for income taxes	(7,259)	(30,583)	6,562	23,324	3.32	(37,145)	(5.29)
Provision (credit) for income taxes	2,329	(3,870)	788	6,199	0.88	(4,658)	(0.66)
Net Change	-0-	-0-	-0-	17,125	2.44	(32,487)	(4.63)
Net Income (loss)	$ (9,588)	$ (26,713)	$ 5,774	$ (9,588)	$ (1.37)	$ (26,713)	$ (3.81)

Net interest income is the Corporation's primary source of core earnings. Net interest income decreased $8.3 million, to $9.6 million in 2003, from $17.9 million in 2002. In 2002, net interest income decreased $5.7 million, from $23.6 million in 2001.

The decrease in rates in 2003 and 2002 was a significant factor in the decreasing trend in net interest income as the Corporation's balance sheet was asset sensitive. In 2003, the net interest income was further impacted by the decrease in loans, the increased level of nonaccrual loans, and liquidity strategies which resulted in higher costs for deposits and lower earnings on investments.

The decrease in the provision for loan losses of $26.7 million in 2003 is discussed in detail in the loans section.

Noninterest income decreased $2.0 million in 2003, of which $1.0 million was attributable to fee income earned in 2002 by a mortgage subsidiary not in operation in 2003. Salaries, commissions, and benefits decreased by $1.6 million in 2003 as a result of ceasing operations of the subsidiary and an ongoing reevaluation of staffing needs compared to current operations.

Net Interest Income

Net interest income represents the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing obligations. The net interest income is impacted by economic and competitive factors that influence rates, loan demand, and the availability of funding.

Because the Corporation has a significant portion of its commercial loans at rates that adjust with changes to the prime rate, these rate reductions have a significant impact on the Corporation's interest income.

In 2003, the Corporation's net interest margin was 2.25%, a decrease of 111 basis points from the 2002 net interest margin of 3.36%. This continued the trend from 2002 when the net interest margin declined 82 basis points from the 2001 margin of 4.18%. Management believes that its interest margin has stabilized and expects to show future improvement from the decline in nonaccrual loans as a result of the loan sale discussed elsewhere in this report.

The following table details sources of net interest income for the three years ended December 31, 2003 (dollars in thousands):

	2003	Mix	2002	Mix	2001	Mix
Interest Income						
Loans	$ 21,323	86.9 %	$ 33,032	88.6 %	$ 46,532	88.5 %
Funds sold	312	1.3	204	0.6	500	1.0
Taxable securities	2,566	10.4	3,628	9.7	5,065	9.6
Nontaxable securities	348	1.4	403	1.1	495	0.9
Total earning assets	$ 24,549	100.0 %	$ 37,267	100.0 %	$ 52,592	100.0 %
Interest Expense						
NOW and money market deposits	$ 1,433	10.2 %	$ 3,484	19.3 %	$ 8,122	30.3 %
Savings deposits	208	1.5	368	2.0	915	3.4
Time deposits	7,053	50.3	8,592	47.5	12,168	45.3
Borrowings	4,832	34.5	5,100	28.2	4,814	17.9
Subordinated debentures	489	3.5	545	3.0	823	3.1
Total interest-bearing funds	$ 14,015	100.0 %	$ 18,089	100.0 %	$ 26,842	100.0 %
Net interest income-taxable equivalent basis	$ 10,534		$ 19,178		$ 25,750	
Average Rates						
Earning assets	5.25 %		6.53 %		8.56 %	
Interest-bearing funds	3.15		3.42		4.74	
Net yield on earning assets	2.25		3.36		4.18	

Management's Discussion and Analysis of Financial Condition and Results of Operations

While a majority of the Corporation's loan portfolio is repriced downward with each rate decrease due to floating rate loans and the refinancing of residential real estate loans into the long-term secondary market, the 2003 rate decreases did not impact the pricing of interest-bearing liabilities to nearly the same degree. The mix of time deposits was also impacted by the Corporation's need to utilize the brokered and Internet certificate of deposit markets in 2003 to replace deposit withdrawals in its local markets which resulted in a higher cost source of funds.

The cost of interest-bearing obligations also declined less than the rates on interest-earning assets due to the fact that the Corporation's borrowings from the FHLB, all of which were entered into prior to 2003, are at fixed rates and, therefore, did not decrease in 2003. Given the Corporation's liquidity needs and the economic effect of the prepayment penalties, it is anticipated that these borrowings will continue until the various maturity dates.

One final factor that negatively impacted the Corporation's net interest margin in 2003 and 2002 was the high level of nonaccrual loans. The average balance of nonaccrual loans in 2003 was $36.4 million compared to average balances of $11.8 million in 2002. Had the 2003 and 2002 loans been performing and accruing interest, the Corporation's yield on loans would have increased by approximately 65 basis points and 29 basis points, respectively.

The following table presents the amount of interest income from average interest-earning assets and the yields earned on those assets, as well as the interest expense on average interest-bearing obligations and the rates paid on those obligations. All average balances are daily average balances.

	Years ended December 31,								
	2003			2002			2001		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Loans [1,2,3]	$ 361,144	$21,323	5.90 %	$484,889	$33,032	6.81 %	$529,354	$46,532	8.79 %
Taxable securities	68,850	2,277	3.31	63,116	3,360	5.32	62,411	4,725	7.57
Nontaxable securities[2]	3,997	348	8.71	4,609	403	8.74	5,615	495	8.82
Federal funds sold	27,991	312	1.11	13,469	204	1.51	12,116	500	4.13
Other interest-earning assets	5,829	289	4.96	4,618	268	5.80	4,821	340	7.05
Total interest-earning assets	467,811	24,549	5.25	570,701	37,267	6.53	614,317	52,592	8.56
Interest-bearing obligations:									
Savings deposits	134,126	1,642	1.22	215,980	3,852	1.78	265,652	9,037	3.40
Time deposits	210,993	7,053	3.34	212,015	8,592	4.05	199,796	12,168	6.09
Borrowings	87,496	4,832	5.52	88,671	5,100	5.75	88,268	4,814	5.45
Subordinated debentures	12,450	488	3.93	12,450	545	4.38	12,450	823	6.61
Total interest-bearing obligations	445,065	14,015	3.15	529,116	18,089	3.42	566,166	26,842	4.74
Net interest income		$10,534			$19,178			$25,750	
Net interest rate spread			2.10 %			3.11 %			3.82 %
Net earning assets	$ 22,746			$ 41,585			$ 48,151		
Net yield on average interest-earning assets			2.25 %			3.36 %			4.18 %
Average interest-earning assets to average interest-bearing obligations	105 %			108 %			109 %		

1 For purposes of these computations, non-accruing loans are included in the daily average loan amounts outstanding.
2 The amount of interest income on nontaxable securities and loans has been adjusted to a tax equivalent basis using a 34% tax rate.
3 Interest income on loans includes loan fees.

The following table presents the dollar amount, in thousands, of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing obligations. It distinguishes between changes related to higher or lower outstanding balances and changes due to the levels and fluctuations in interest rates. For each category of interest-earning assets and interest-bearing obligations, information is provided for changes attributable to (i) changes in volume (i.e. changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and the change due to rate.

	Years ended December 31,					
	2003 vs. 2002			2002 vs. 2001		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in Thousands)					
Interest-earning assets:						
Loans	$ (7,692)	$ (4,017)	$ (11,709)	$ (3,670)	$ (9,830)	$ (13,500)
Taxable securities	342	(1,425)	(1,083)	54	(1,419)	(1,365)
Nontaxable securities	(53)	(2)	(55)	(88)	(4)	(92)
Federal funds sold	143	(35)	108	63	(359)	(296)
Other interest-earning assets	47	(26)	21	(14)	(58)	(72)
Total interest-earning assets	$ (7,213)	$ (5,505)	(12,718)	$ (3,655)	$ (11,670)	$ (15,325)
Interest-bearing obligations:						
Savings deposits	$ (1,209)	$ (1,001)	(2,210)	$ (1,463)	$ (3,722)	(5,185)
Time deposits	(41)	(1,498)	(1,539)	800	(4,376)	(3,576)
Borrowings	(67)	(201)	(268)	22	264	286
Subordinated debentures	-0-	(57)	(57)	-0-	(278)	(278)
Total interest-bearing obligations	$ (1,317)	$ (2,757)	(4,074)	$ (641)	$ (8,112)	(8,753)
Net interest income			$ (8,644)			$ (6,572)

As discussed in the Deposits section, the Corporation is developing new deposit products for its local markets to raise funds to be used to replace the higher rate out-of-market certificates. This, coupled with renewed efforts to decrease the level of nonperforming assets and increase lending in its local markets, is anticipated to increase the net interest margin. However, in order to execute certain strategies of the Corporation's capital and liquidity plans, the Corporation may need to sell portions of the existing loan portfolio. As these loans represent the highest yielding assets of the Corporation, the net interest margin could decline further in the short term.

Provision for Loan Losses

The Corporation records a provision for loan losses when it believes it is necessary to adjust the allowance for loan losses to maintain an adequate level after considering factors such as loan charge-offs and recoveries, changes in identified levels of risk in the loan portfolio, changes in the mix of loans in the portfolio, loan growth, and other economic factors. There was no provision for loan losses for the year ended December 31, 2003. In 2002, the provision for loan losses was $26.7 million compared to $3.2 million in 2001. The provision expense during 2002 was due to increased charge-offs, along with significant increases in all areas of nonperforming loans and a high degree of uncertainty pertaining to the credit quality of the total loan portfolio. The provision for loan losses as a percentage of average loans for the years ended December 31, 2003, 2002 and 2001 was 0.0%, 5.5% and .6% respectively. Management will continue to monitor the loan portfolio for changes which may impact the required allowance for loan losses.

Noninterest Income

Noninterest income was $3.2 million, $5.3 million, and $10.4 million in 2003, 2002, and 2001, respectively. The principal sources of noninterest income are fees for services related to deposit and loan accounts, as well as gains recognized on the sale of securities, loans, and branch locations.

The most significant reason for the $2.1 million decrease in 2003 relates to other loan and lease income, which decreased $1.0 million, in 2003 after a reduction of $4.5 million from 2001. This can be attributed entirely to the fee income generated during the first three quarters of 2002 and for all of 2001 by the Corporation's mortgage subsidiary. The mortgage subsidiary ceased operations during the third quarter of 2002.

The following table details noninterest income for the three years ended December 31, 2003 (in thousands):

				% Increase (Decrease)	
	2003	2002	2001	2003-2002	2002-2001
Service fees	$ 1,529	$ 1,899	$ 1,851	(19.48)	2.59
Loan and lease fee income	58	1,095	5,540	(94.70)	(80.23)
Gain on sales of branches	-0-	464	1,386	(100.00)	(66.52)
Gain on sale of loans	136	506	549	(73.12)	(7.83)
Other non interest income	1,081	548	37	97.26	1381.08
Subtotal	2,804	4,512	9,363	(37.85)	(51.81)
Net Securities gains (losses)	427	746	1,073	(42.76)	(30.48)
Total noninterest income	$ 3,231	$ 5,258	$ 10,436	(38.55)	(49.62)

Service fees on customer accounts have remained virtually unchanged over the period of 2001 through 2003, despite significant declines in deposit balances. Service fees as a percentage of average non-interest-bearing deposits for the year ended December 31, 2003, was 5.8%, compared to 4.7% and 3.9% for 2002 and 2001, respectively. The Corporation has been able to increase this ratio by pricing its services properly and collecting the fees allowed per the account agreements. The addition of the Generation Gold account is the most significant reason the Corporation has been able to maintain the level of its service fee income. Generation Gold account holders are assessed a fee for the variety of services related to this product. Management expects to continue to fairly price its fees for services rendered.

Noninterest Expense

Noninterest expense was $20.1 million in 2003 compared to $27.1 million, and $24.3 million in 2002 and 2001, respectively.

Noninterest expense declined $6.9 million from 2002 to 2003. The primary reason for the decline were reductions in writedowns of ORE and acquisition intangibles which accounted for $5.6 million of the decrease between years. Increases in accounting, legal and consulting of $1.3 million from 2002 to 2003 are from the increased level of outside expertise that the Corporation utilized in its attempt to address all areas of concern related to the Order. Management is currently reviewing all areas of noninterest expense to determine areas of cost reduction. Areas that are expected to decline in future periods include but are not limited to accounting, legal and consulting fees, data processing and telephone expense. These areas of noninterest expense will decrease as a result of less reliance on outside consultants due to more capable management, lower levels of nonperforming loans and overall reduction in the number of existing branch locations.

The following table details noninterest expense for the three years ended December 31, 2003 (in thousands):

				% Increase (Decrease)	
	2003	2002	2001	2003-2002	2002-2001
Salaries and Employee Benefits	$ 5,973	$ 7,589	$ 11,882	(21.29)	(36.13)
Furniture and Equipment Expense	1,367	1,437	1,734	(4.87)	(17.13)
Occupancy Expense	1,387	1,629	1,659	(14.86)	(1.81)
Data Processing Expense	1,517	1,894	1,609	(19.90)	17.71
Accounting, legal and consulting fees	3,145	1,800	1,435	74.72	25.44
Loan and Deposit Expense	1,992	1,111	1,387	79.30	(19.90)
Telephone expense	1,382	1,305	1,153	5.90	13.18
Impairment of acquisition intangibles	60	3,647	-0-	(98.35)	-0-
ORE writedowns/impairment	400	2,418	-0-	(83.46)	-0-
Loss (Gain) on sale of prop & equip & ORE	362	648	349	(44.14)	85.67
Amortization of intangibles	460	420	1,057	9.52	(60.26)
Other Operating Expenses	2,071	3,165	2,042	(34.57)	55.00
Total noninterest expense	$ 20,116	$ 27,063	$ 24,307	(25.67)	11.34

Federal Income Taxes

The income tax expense recorded in 2003 was $2.3 million, compared to an income tax benefit of $3.9 million in 2002 and a provision for income taxes of $.8 million in 2001. The differences in each year between the tax provision or benefit and the federal corporate income tax rate of 34% is primarily due to permanent and temporary differences between book and taxable income. The loss generated for tax purposes in 2003 will be carried back to prior years. This will result in the Corporation receiving a refund of previously paid taxes of approximately $1.4 million. The 2002 tax benefit was reduced by a valuation allowance against the net deferred tax assets of $7 million. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. The $2.3 million provision in 2003 was recorded to write off all remaining deferred tax benefits of the Corporation. As of December 31, 2003, the Corporation had an NOL carryforward of approximately $5.6 million along with various credit carryforwards. This NOL and credit carryforward benefit is dependent upon the future profitability of the Corporation, therefore no future benefit has been recorded.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

In general, the Corporation attempts to manage interest rate risk by investing in a variety of assets which afford it an opportunity to reprice assets and increase interest income at a rate equal to or greater than the interest expense associated with repricing liabilities.

Interest rate risk is the exposure of the Corporation to adverse movements in interest rates. The Corporation derives its income primarily from the excess of interest collected on its interest-earning assets over the interest paid on its interest-bearing obligations. The rates of interest the Corporation earns on its assets and owes on its obligations generally are established contractually for a period of time. Since market interest rates change over time, the Corporation is exposed to lower profitability if it cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and shareholder value; however, excess levels of interest rate risk could pose a significant threat to the Corporation's earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to the Corporation's safety and soundness.

Loans are the most significant earning asset. Management offers commercial and real estate loans priced at interest rates which fluctuate with various indices such as the prime rate or rates paid on various government issued securities. When loans are made with longer term fixed rates, the Corporation attempts to match these balances with sources of funding with similar maturities in order to mitigate interest rate risk. In addition, the Corporation prices loans so it has an opportunity to reprice the loan within 12 to 36 months.

The Bank has $83.7 million of securities, of which $43.3 million are mortgage backed securities providing for scheduled monthly principal and interest payments as well as unanticipated prepayments of principal. These cash flows are then reinvested into other earning assets at current market rates. The Corporation also has investments in federal funds sold to correspondent banks as well as other interest bearing deposits with correspondent banks. These funds are generally repriced on a daily basis.

The Corporation offers deposit products with a variety of terms ranging from deposits whose interest rates can change on a weekly basis to certificates of deposit with repricing terms of up to five years. Longer term deposits generally include penalty provisions for early withdrawal.

Beyond general efforts to shorten the loan pricing periods and extend deposit maturities, management can manage interest rate risk by the maturity periods of securities purchased, selling securities available for sale, and borrowing funds with targeted maturity periods, among other strategies. Also, the rate of interest rate changes can impact the actions taken since the speed of change affects borrowers and depositors differently.

Exposure to interest rate risk is reviewed on a regular basis. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect of interest rate changes on net interest income and to structure the composition of the balance sheet to minimize interest rate risk and at the same time maximize income.

Management realizes certain risks are inherent and that the goal is to identify and minimize the risks. Tools used by management include maturity and repricing analysis and interest rate sensitivity analysis.

The difference between repricing assets and liabilities for a specific period is referred to as the GAP. An excess of repricable assets over liabilities is referred to as a positive gap. An excess of repricable liabilities over assets is referred to as a negative gap. The cumulative gap is the summation of the gap for all periods to the end of the period for which the cumulative gap is being measured.

Assets and liabilities scheduled to reprice are reported in the following timeframes. Those instruments with a variable interest rate tied to an index and considered immediately repricable are reported in the 1 to 90 day timeframe. The estimates of principal amortization and prepayments are assigned to the following timeframes.

The following is the Corporation's repricing opportunities at December 31, 2003 (dollars in thousands):

	1 – 90 Days	91 – 365 Days	2 – 5 Years	Over 5 Years	Total
Interest-earning assets:					
Loans	$ 147,983	$ 50,607	$ 48,846	$ 50,410	$ 297,846
Securities	35,930	13,301	38,375	7,760	95,366
Other	15,600	-0-	-0-	-0-	15,600
Total interest-earning assets	199,513	63,908	87,221	58,170	408,812
Interest-bearing obligations:					
Savings deposits	91,835	-0-	-0-	-0-	91,835
Time deposits	33,518	86,927	66,592	743	187,780
Borrowings	-0-	1,176	14,299	71,551	87,026
Subordinated debentures	12,450	-0-	-0-	-0-	12,450
Total interest-bearing obligations	137,803	88,103	80,891	72,294	379,091
GAP	$ 61,710	$ (24,195)	$ 6,330	$ (14,124)	$ 29,721
Cumulative GAP	$ 61,710	$ 37,515	$ 43,845	$ 29,721	

The above analysis indicates that at December 31, 2003, the Corporation had a cumulative asset sensitivity GAP position of $37.5 million within the one-year timeframe. The Corporation's cumulative asset sensitive GAP suggests that if market interest rates increase in the next twelve months, the Corporation has the potential to earn more net interest income. Conversely, if market interest rates continue to decrease in the next twelve months, the above GAP position suggests the Corporation's net interest income would decrease.

A limitation of the traditional GAP analysis is that it does not consider the timing or magnitude of noncontractual repricing or expected prepayments. In addition, the GAP analysis treats savings, NOW and money market accounts as repricing within 90 days, while experience suggests that these categories of deposits are actually comparatively resistant to rate sensitivity.

The borrowings in the table above and on the next page include FHLB advances as fixed-rate advances. A significant portion of these advances give the FHLB the option to convert from a fixed-rate advance to an adjustable rate advance with quarterly repricing at three month LIBOR Flat. The exercise of this conversion feature by the FHLB would impact the maturity dates currently assumed in the tables.

The Corporation's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk and foreign exchange risk. The Corporation has no market risk sensitive instruments held for trading purposes. The Corporation has limited agricultural-related loan assets and therefore has minimal significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be insignificant.

Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. The Corporation's interest rate risk management process seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, the Corporation assesses the existing and potential future effects of changes in interest rates on its financial condition, including capital adequacy, earnings, liquidity and asset quality.

The table below measures current maturity levels of interest-earning assets and interest-bearing obligations, along with average stated rates and estimated fair values at December 31, 2003 (dollars in thousands). Nonaccrual loans of $38.7 million are included in the table at an average interest rate of 0.0% and a maturity greater than five years.

	Principal/Notional Amount Maturing in:							
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 12/31/2003
Rate Sensitive Assets								
Fixed interest rate securities	$ 38,893	$ 10,609	$ 11,358	$ 11,855	$ 5,006	$ 7,053	$ 84,774	$ 84,774
Average interest rate	3.37 %	4.12 %	4.66 %	4.3 %	4.28 %	5.16 %	3.97 %	
Fixed interest rate loans	66,939	18,324	14,407	12,111	4,004	50,410	166,195	162,447
Average interest rate	7.52	7.23	7.39	6.28	7.05	1.53	5.59	
Variable interest rate loans	131,651	-0-	-0-	-0-	-0-	-0-	131,651	131,651
Average interest rate	5.38	-0-	-0-	-0-	-0-	-0-	5.38	
Other assets	26,192	-0-	-0-	-0-	-0-	-0-	26,192	26,192
Average interest rate	1.72	-0-	-0-	-0-	-0-	-0-	1.72	
Total rate sensitive assets	$ 263,422	$ 28,875	$ 25,543	$ 23,890	$ 8,913	$ 57,142	$ 408,812	$ 405,064
Average interest rate	5.26 %	6.10 %	6.20 %	5.31 %	5.52 %	1.92 %	4.92 %	
Rate Sensitive Liabilities								
Interest-bearing savings	$ 91,835	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ 91,835	$ 91,835
Average interest rate	1.28 %	-0- %	-0- %	-0- %	-0- %	-0- %	1.28 %	
Time deposits	120,445	39,058	20,865	6,160	509	743	187,780	188,833
Average interest rate	2.98	3.23	3.23	4.46	3.6	6.37	3.12	
Fixed interest rate borrowings	1,176	904	3,395	-0-	-0-	1,551	7,026	6,527
Average interest rate	6.52	6.50	7.06	-0-	-0-	-0-	5.56	
Variable interest rate borrowings	-0-	-0-	-0-	-0-	10,000	70,000	80,000	88,717
Average interest rate	0.00	0.00	0.00	0.00	5.49	5.42	5.43	
Variable interest rate subordinated debentures	12,450	-0-	-0-	-0-	-0-	-0-	12,450	12,450
Average interest rate	3.68	-0-	-0-	-0-	-0-	-0-	3.68	
Total rate sensitive liabilities	$ 225,906	$ 39,962	$ 24,260	$ 6,160	$ 10,509	$ 72,294	$ 379,091	$ 388,362
Average interest rate	2.34 %	3.30 %	3.76 %	4.46 %	5.40 %	5.34 %	3.22 %	

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of variables, including: the growth, composition and levels of loans, deposits, and other earning assets and interest-bearing obligations, and economic and competitive conditions; potential changes in lending, investing and deposit strategies; customer preferences; and other factors.

Foreign Exchange Risk

In addition to managing interest rate risk, management also actively manages risk associated with foreign exchange. The Corporation provides foreign exchange services, makes loans to, and accepts deposits from, Canadian customers primarily at its banking offices in Sault Ste. Marie. To protect against foreign exchange risk, the Corporation monitors the volume of Canadian deposits it takes in and then invests these Canadian funds in Canadian commercial loans and securities. As of December 31, 2003, the Corporation had excess Canadian assets of $2.1 million (or $2.7 million in U.S. dollars). Management believes the exposure to short-term foreign exchange risk is minimal and at an acceptable level for the Corporation. Management intends to limit the Corporation's foreign exchange risk by acquiring deposit liabilities approximately equal to its Canadian assets.

Off-Balance-Sheet Risk

Derivative financial instruments include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. The Corporation currently does not enter into futures, forwards, swaps or options. However, the Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Corporation. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Corporation until the instrument is exercised. See note 22 to the consolidated financial statements for additional information.

LIQUIDITY

As a result of the Corporation's results for 2003 and the constraints of the Order discussed elsewhere in this report, sources of liquidity, such as lines of credit from correspondent banks, borrowings from the Federal Home Loan Bank, and the issuance of stock, which were historically available, are currently not sources of liquidity.

The liquidity issues faced in 2003, the Corporation's actions taken to address them, and the liquidity plans for 2004 and beyond are discussed below.

During the fourth quarter of 2002, the lines-of-credit the Corporation had with two correspondent banks were closed by those banks. In 2003, the Corporation established a secondary borrowing arrangement collateralized by loans.

The final 2003 results, the uncertainty relative to the Bank's ability to meet the required minimum regulatory capital ratios, and the independent auditor's uncertainty about the Corporation's ability to continue as a going concern, could result in further decreases in deposits in the Bank's market area.

During 2003, the Corporation decreased cash and cash equivalents by $20.8 million. As shown on the Corporation's Statement of Cash Flows, despite the net loss of $9.6 million in 2003, the Corporation was able to adequately manage liquidity needs. Significant factors impacting cash flow were the continued reduction in deposit balances of $131.7 million, which was primarily funded with loan reductions of $129.6 million. Liquidity continues to be of primary importance to the near term strategies of the Corporation. The uncertainty of certain events such as pending branch sales and closings have made it necessary to maintain excess liquidity within the Corporation. In recent months, the Corporation has seen relative stability in its funding sources.

It is anticipated that in 2004 cash generated from decreases in certain segments of the loan portfolio will be re-invested in securities and local market loans, and deposits generated locally will replace a portion of the out-of-market and brokered deposits.

During the fourth quarter of 2002, the Corporation experienced an unanticipated decrease in deposits, mainly from local governmental units, in part due to the public reaction to the reported condition of the Bank. In reaction to this occurrence, management developed a short-term liquidity plan which involved obtaining deposits via the Internet CD network, and to a lesser degree the sale of unencumbered securities available-for-sale. The Corporation has continued to use the Internet CDs as a primary source of funding to maintain liquidity. As of December 31, 2003 balances of Internet CDs amounted to $74.4 million.

In addition, to date, the Corporation suspended six payments of interest on its subordinated debentures that fund quarterly distributions on the trust preferred securities issued by its trust subsidiary, North Country Capital Trust. The debenture agreement allows for suspension of payments for up to 20 quarters.

From a long-term perspective, the Corporation's liquidity plan for 2004 includes strategies to increase core deposits in the Corporation's local markets. New products and advertising are expected to commence in 2004, with a goal of raising core deposits to reduce the dependency on noncore deposits, while also reducing interest costs. The Corporation's liquidity plan for 2004 calls for augmenting local deposit growth efforts with Internet CD funding to the extent necessary.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As disclosed in the Notes to the Consolidated Financial Statements, the Corporation has certain obligations and commitments to make future payments under contracts. At December 31, 2003, the aggregate contractual obligations and commitments are:

	Payments Due by Period				
Contractual Obligations	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Total Deposits	$ 238,459	$ 59,923	$ 6,669	$ 743	$ 305,794
Long-Term Borrowings	1,176	4,299	10,000	71,551	87,026
Subordinated Debentures	-0-	-0-	-0-	12,450	12,450
Annual Rental / Purchase Commitments Under Noncancelable Leases / Contracts	125	80	-0-	-0-	205
TOTAL	$ 239,760	$ 64,302	$ 16,669	$ 84,744	$ 405,475
Other Commitments					
Letters of Credit	$ 14,498	-0-	-0-	-0-	$ 14,498
Commitments to Extend Credit	77,521	-0-	-0-	-0-	77,521
Credit Card Commitments	3,381	-0-	-0-	-0-	3,381
TOTAL	$ 95,400	$ -0-	$ -0-	$ -0-	$ 95,400

CAPITAL AND REGULATORY

During 2003, total capitalization decreased by $9.8 million, as a result of the net loss of $9.6 million, the decrease in the unrealized gain on securities available for sale of $.2 million, and principal payment on borrowings of $.8 million.

The following table details sources of capital for the three years ended December 3, 2003 (dollars in thousands):

	2003	2002	2001
Capital Structure			
Long-term debt (1)	$ 12,450	$ 12,450	$ 12,450
Shareholders' equity	10,700	20,502	47,889
Total capitalization	$ 23,150	$ 32,952	$ 60,339
Tangible equity	$ 21,557	$ 30,811	$ 54,102
Intangible Assets			
Subsidiaries:			
Goodwill	$ -	$ -	$ 3,536
Core deposit premium	1,067	1,587	2,118
Other identifiable intangibles	526	554	583
Total intangibles	$ 1,593	$ 2,141	$ 6,237
Risk-based capital			
Tier I capital:			
Shareholders' equity	$ 10,700	$ 20,502	$ 47,889
Net unrealized gains (losses) on available for sale securities	(1,027)	(1,242)	(160)
Minority interest	2,785	5,706	12,507
Less: intangibles	(1,593)	(2,141)	(6,237)
Total Tier I capital	$ 10,865	$ 22,825	$ 53,999
Tier II Capital:			
Allowable reserve for loan losses	$ 4,016	$ 5,605	$ 6,149
Qualifying long-term debt	9,734	6,803	0
Total Tier II capital	13,750	12,408	6,149
Total capital	$ 24,615	$ 35,233	$ 60,148
Risk-adjusted assets	$ 303,284	$ 431,067	$ 487,642
Capital ratios:			
Tier I Capital to risk weighted assets	3.58%	5.30%	11.07%
Total Capital to risk weighted assets	8.12%	8.17%	12.33%
Tier I Capital to average assets	2.48%	3.83%	8.44%

(1) Long term debt in the Corporation's subordinated debentures.

As a bank holding company, the Corporation is required to maintain certain levels of capital under government regulation. There are several measurements of regulatory capital and the Corporation is required to meet minimum requirements under each measurement. The federal banking regulators have also established capital classifications beyond the minimum requirements in order to risk-rate deposit insurance premiums and to provide trigger points for prompt corrective action in the event an institution becomes financially troubled. As of December 31, 2003, the Corporation was below the minimum for Capital adequacy purposes and the Bank did not meet the Capital requirements of the Order. See discussions on the following pages of the regulatory requirements and the Corporation's plans for increasing its capital ratios.

Regulatory capital is not the same as shareholders' equity reported in the accompanying financial statements. Certain assets cannot be considered assets for regulatory purposes. The Corporation's acquisition intangibles and a portion of the deferred tax asset are examples of such assets.

Presented below is a summary of the Corporation's consolidated capital position in comparison to generally applicable regulatory requirements:

	Tier I Capital to Average Assets	Tier I Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets
Regulatory minimum for capital adequacy purposes	4.0%	4.0%	8.0%
The Corporation:			
December 31, 2003	2.5%	3.6%	7.2%
December 31, 2002	3.8%	5.3%	8.2%

The capital levels include adjustment for the capital, or trust preferred securities, issued in May 1999, subject to certain limitations. Federal Reserve guidelines limit the amount of trust preferred securities which can be included in Tier I capital to 25% of total Tier I capital. As of December 31, 2003, $2,785,000 of the $12,450,000 of capital securities were available as Tier I capital of the Corporation. As of December 31, 2002, $5,706,000 qualified as Tier I capital.

In October, 2001, the Bank was notified by the FDIC that it is a "troubled institution" within the meaning of FDIC regulations. As a troubled institution, the Bank is required to notify the FDIC 30 days prior to the addition or replacement of a Board member and the employment or changes in responsibilities of a senior executive officer.

In September, 2002, a regularly-scheduled safety and soundness examination of the Bank was conducted by its principal regulators, the Michigan Office of Financial and Insurance Services ("OFIS") and the FDIC. During the course of that examination, the FDIC, the OFIS, and the Federal Reserve Bank of Chicago ("FRB") requested that the Corporation and the Bank take certain actions, including suspending the payment of dividends and conserving the liquidity of the Corporation.

In response to the concerns expressed by the regulators, the Board of Directors of the Corporation and the Bank adopted resolutions providing for prior regulatory approval of the declaration or payment of any dividend by the Corporation or the Bank, and suspension of interest payments by the Corporation in connection with its trust preferred securities. The agreements relating to the trust preferred securities allow for the suspension of payments for up to 20 quarters. Therefore, the suspension of the interest payments does not violate the agreement. However, while interest payments are suspended, no dividends can be paid on the Corporation's common stock, and certain other restrictions apply. These other restrictions include a prohibition on the sale of assets except in the ordinary course of business or in immaterial amounts. Those restrictions may adversely impact the ability of the Corporation and the Bank to take certain restructuring steps unless waivers can be obtained from the holders of the trust preferred securities. There can be no assurance that such waivers will be given.

Following the completion of the 2002 regularly-scheduled safety and soundness examination of the Bank by the FDIC and the OFIS, and the Bank's receipt of the related Joint Report of Examination ("Report"), the FDIC and the OFIS, with the consent of the Bank, on March 26, 2003, entered a formal Cease and Desist Order (the "Order") under Federal and State banking laws. The Order was reported on the Corporation's Form 8-K filed on April 9, 2003 and is available on the FDIC website www.FDIC.Gov. The Order became effective on April 5, 2003, and will remain in effect until modified or terminated by action of the FDIC and the OFIS. The Order identified deficiencies in the Bank's policies and procedures, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board of Governors of the Federal Reserve System (the "Board"), the FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Order also requires the Bank to maintain specified capital ratios during the life of the Order.

The Order requires the Bank and its directors to take specific steps, within time periods specified in the Order, to address the operational deficiencies, including certain violations of law and regulations, identified by the FDIC and the OFIS in the Order and the Report. Among other things, the Bank must establish, and submit to the FDIC and the OFIS for comment, written plans (i) to reduce the Bank's risk position with respect to certain classified loans identified in the Report or any subsequent Report of Examination during the life of the Order, (ii) to reduce identified loan concentrations, (iii) to reduce and collect delinquent loans, (iv) to eliminate the classified amounts of loans to directors, executive officers, principal shareholders of the Bank and their respective related interests, (v) to address the Bank's relationship of volatile liabilities to temporary investments, rate sensitivity objectives, and asset/liability management, (vi) setting forth the Bank's strategic plan, including financial goals and strategies to maintain adequate capital and liquidity, to reduce problem loans, and to attract and keep qualified management, (vii) covering the policies and procedures for review and approval of reimbursement of customer entertainment and business development expenses of the Bank's directors, officers and employees, (viii) for a realistic budget for calendar year 2003 and each subsequent year during the life of the Order, including strategies to improve the Bank's net interest margin, (ix) to reduce the Bank's portfolio of other real estate owned as a result of foreclosure or surrender of collateral for loans, and (x) to address procedures for the directors to monitor, and management to implement, the requirements of the Order.

Further actions the Bank must take within periods specified in the Order include correcting all deficiencies noted in the Report with respect to certain categories of loans, and all technical exceptions and all violations of law noted in the Report. The Bank's loan committee, which must include at least three outside directors who are independent of management and any principal shareholder, is required to meet at least monthly, and to act with respect to specified categories of loans and loan applications, including all such applications involving directors and executive officers of the Bank and their respective related interests. The Bank's Board of Directors is required to review and revise the Bank's written loan policy, to submit the revised policy to the FDIC and OFIS for review and comment, and to conduct an annual review of the policy. The Bank's Board of Directors is also required to review and revise the Bank's investment policy, and to submit the revised policy for comment to the FDIC and the OFIS. The Order mandates the Bank's Board of Directors (i) to adopt resolutions acknowledging the Bank's designation as a troubled institution by the FDIC, (ii) to review all agreements for the provision of goods and services between the Bank and any of its current or former directors, officers, or employees, and their respective related interests, and to determine whether such agreements remain in the best interest of the Bank, and (iii) to seek restitution from Ronald G. Ford of all amounts paid by the Bank pursuant to the Chairman Agreement entered into as of April 12, 2002, between Mr. Ford and the Corporation. The Order also requires the Bank to submit to the FDIC and the OFIS written reports regarding its progress under the Order, signed by each director of the Bank, every three months following the effective date of the Order.

The Order further requires the Bank and its directors to take the following specific steps, again within time periods specified in the Order. For the calendar quarters ending March 31, 2003, and June 30, 2003, the Bank must have a ratio of Tier 1 capital to total assets ("Tier 1 Capital Ratio") equal to at least 6.4%. Commencing with the calendar quarter ending September 30, 2003, and for each calendar quarter thereafter, the Bank must have a Tier 1 Capital Ratio equal to at least 8.0%. If the Bank's Tier 1 Capital Ratio is below the required percentage for any such quarter, the Bank must take steps to bring its Tier 1 Capital Ratio to the required level within 60 days. The Order also requires the Bank to maintain its total risk-based capital ratio at 10.0% or greater for each calendar quarter ending after the effective date of the Order. If the Bank's total risk-based capital ratio for any such quarter is less than 10.0%, the Bank must take steps to bring its total risk-based capital ratio to the required level within 60 days.

Addressing the requirements of the Order, carrying out the objectives of the strategic plan, and attempting to return the Corporation to profitability required the strengthening of the executive management team. During 2003, the Corporation added management with experience in turnaround situations, loan portfolio, credit and problem loan administration, and financial management expertise commensurate with the issues the Corporation must address. The addition of management may increase expense in the short term. However, the additional management expertise is expected to help the Corporation resolve many of its issues more quickly, and improve customer service and financial performance.

The Corporation has attempted to address each of the matters identified in the Order. Progress in correcting administrative and management deficiencies has been made. The Bank has adopted new policies for liquidity, investment and asset liability management. In regards to its lending functions, practices related to credit underwriting, credit administration and problem loan management were revamped and current practices and procedures are believed to be operating within the requirements of the Order. Most of the above changes were initiated by a new management team, which was put in place, as a requirement of the Order, during the second half of 2003. Although improvements have been made and continue to be made from the actions initiated by this new management team in a relatively short time frame, completion of certain matters noted in the Order will require further actions by the Corporation and the Bank.

Since the entry of the Order, and as of December 31, 2003, the Bank has not been in compliance with the minimum capital ratios specified in the Order. There can be no assurance that the Corporation can take steps in the time limits prescribed by the Order to restore the Bank's capital ratios to the required levels and has not done so as of the date of this report. Noncompliance with the minimum capital requirements and/or other requirements of the Order may impact the ability of the Corporation and the Bank to remain as ongoing operating entities.

IMPACT OF INFLATION AND CHANGING PRICES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Nearly all the assets and liabilities of the Corporation are financial, unlike industrial or commercial companies. As a result, the Corporation's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Corporation's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities tends to minimize the effect of changes in interest rates on the Corporation's performance. Changes in interest rates do not necessarily move to the same extent as changes in the prices of goods and services.

General Information

Board of Directors

C. James Bess [1]
President and Chief Executive Officer
North Country Financial Corporation
North Country Bank and Trust
Director Since: 2003

Dennis B. Bittner [1]
Owner and President
Bittner Engineering, Inc.
Director Since: 2001

Bernard A. Bouschor [1]
Tribal Chairman
Sault Tribe of Chippewa Indians
Director Since: 1996

Ronald G. Ford [3]
Retired
Director Since: 1987

Stanley J. Gerou II [1]
Owner and President
Days Inn and Comfort Inn (Munising)
Gerou Excavating, Inc.
Director Since: 1989

Thomas G. King [2]
Retired
Director Since: 2003

John D. Lindroth [1]
President
Superior State Agency, Inc.
Director Since: 1987

Steve H. Madigan [1]
Owner and President
Madigan-Pingatore Insurance Services
Director Since: 2001

Anthony J. Mazzali [2]
Owner and President
Capital Assets Advisory Services
Director Since: 2003

Spencer B.Shunk [1]
Owner
Shunk Furniture
Director Since: 2001

Officers

C. James Bess
President
Chief Executive Officer

Jani V. Blake
Executive Vicepresident
Chief Operating Officer

Kelly W. George
Senior Vice President
Chief Lending Officer

Ernie R. Krueger
Vice President
Controller

Joseph E. Petterson
Executive Vice President
Chief Financial Officer

Contact Information

North Country Financial Corp.
130 South Cedar Street
Manistique, MI 49854
(906) 341-8401
(800) 200-7032

Shareholder Information
For assistance with questions,
please contact Investor Relations
(800) 200-7032

Dividend Reinvestment Plan Agent
Registrar and Transfer Company
(800) 368-5948

Stock Transfer Agent
For questions regarding transfer of
stock, please contact Registrar and
Transfer Company (800) 368-5948

[1] Denotes Directors of North Country Financial Corporation and North Country Bank and Trust
[2] Denotes Directors of North Country Bank and Trust only
[3] Denotes Directors of North Country Financial Corporation only.

Branch Locations

ESCANABA
837 North Lincoln Road
Escanaba, MI 49829
(906) 789-7991

GAYLORD
145 North Otsego Avenue
Gaylord, MI 49735
(989) 732-3750

IRON MOUNTAIN
1890 S. Stephenson Ave.
Iron Mountain, MI 49801
(906) 779-2141

KALEVA
14429 Wouski Avenue
Kaleva, MI 49645
(231) 362-3223

MANISTIQUE
130 South Cedar Street
Manistique, MI 49854
(906) 341-8401

MARQUETTE MAIN
300 N. McClellan Street
Marquette, MI 49855
(906) 226-5000

MARQUETTE PRESQUE ISLE
1400 Presque Isle
Marquette, MI 49855
(906) 228-3640

MUNISING
301 East Superior Street
Munising, MI 49862
(906) 387-3931

NEWBERRY
414 Newberry Avenue
Newberry, MI 49868
(906) 293-5165

ONTONAGON
601 River Street
Ontonagon, MI 49953
(906) 884-4115

RIPLEY
106 Royce Road
Hancock, MI 49930
(906) 482-1269

SAULT STE. MARIE MAIN
138 Ridge Street
Sault Ste, Marie, MI 49783
(906) 635-3992

STEPHENSON
245 Menominee Street
Stephenson, MI 49887
(906) 753-2225

SOUTH RANGE
47 Trimountain Avenue
South Range, MI 49963
(906) 482-1170

TRAVERSE CITY
3530 North Country Drive
Traverse City, MI 49684
(231) 929-5253

PENDING BRANCH SALES

ALANSON
6230 River Street
Alanson, MI 49706
(231) 548-2922
Target Date 5/31/04

MANCELONA
625 North Williams Street
Mancelona, MI 49659
(231) 587-9144
Target Date: 5/31/04

PENDING CLOSURES

BOYNE CITY
128 Water Street
Boyne City, MI 49712
Target Date: 5/7/04

CADILLAC
218 South Mitchell Street
Cadillac, MI 49601
(231) 876-3400
Target Date: 5/7/04

CALUMET
56730 Calumet Ave. Suite L
Calumet, MI 49913
(906) 337-2801
Target Date: 5/7/04

SAULT STE. MARIE CASCADE
4250 I-75 Business Spur
Sault Ste. Marie, MI 49783
(906) 632-2020
Target Date: 5/14/04

TRAVERSE CITY
333 East State Street
Traverse City, MI 49684
(231) 995-6600
Target Date: 5/14/04